UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or the "Company"), pursuant to paragraph 4 of Article 157 of Law No. 6.404/76 and Instruction CVM No. 358/02, as amended, as a continuation of the Notices to the Market published on April 29, 2014 and June 9, 2014, hereby discloses to the market that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., dated June 10, 2014, to be used for purposes of the voluntary exchange offer of shares certificates (the “Units”), common or preferred shares issued by the Company for Brazilian Depositary Receipts or American Depositary Shares representing Banco Santander, S.A. (“Santander Spain”) ordinary  shares (the “Exchange Offer”), as previously detailed in the aforementioned Notice to the Market dated April 29, 2014, was duly filed on the date hereof by the Company with (i) the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM); (ii) the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros; and (iii) the U.S. Securities and Exchange Commission - SEC, and shall be publicly available at the Company’s headquarters and in the original version in Portuguese on the Company’s website pursuant to paragraph 5th, Article 8th, of Instruction CVM No. 361/02, as amended.

Furthermore, as informed by Santander Spain to Santander Brasil, the Company informs that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM No. 361/02.

Santander Brasil will keep its shareholders and the market in general informed of any new material facts related to the Exchange Offer.

São Paulo, June 13, 2014.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 13, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

ROTHSCHILD

Grupo Santander Brasil

Valuation Report of Santander Brazil and Santander S.A.

June 10th, 2014

Disclaimer

1. N M Rothschild & Sons (Brazil) Ltda. ("Rothschild") was engaged by Banco Santander (Brasil) S.A. ("Santander Brasil" or "Company") to prepare a valuation report ("Valuation Report") on the units of Santander Brazil and on the shares of Banco Santander S.A. ("Santander S.A.", and together with Santander Brazil, "Companies") in the context of the Material Fact published on April 29, 2014, whereby Santander Brazil informed the Market that Banco Santander S.A. ("Banco Santander" or "Santander S.A.", and together with Santander Brazil, "Companies") intends to launch a voluntary offer in Brazil and in the United States of America ("USA") to acquire up to the totality of the shares of Santander Brazil which are not held by Santander S.A., in exchange for shares of Santander S.A. ("Transaction" or "Public Offering Project of Santander S.A.") "), in accordance with Securities and Exchange Commission (CVM) Ruling No. 361 as of March 5, 2002, as amended by CVM Rulings No. 436, of July 5, 2006, No. 480, of December 7, 2009, No. 487, of November 25, 2010 and No. 492, of February 23, 2011 ("CVM Ruling No. 361"), and with the Regulation of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA") Level 2.

2. This Valuation Report has been prepared exclusively for use in connection with the Public Offering Project of Santander S.A. pursuant to Law No. 6.404/76 ("Corporations Law") and CVM Instruction 361 and complies with the requirements and provisions thereunder, particularly those set out in Exhibit III, and may not be used for any other purpose, including, without limitation, for the purposes of articles 8 (introductory paragraph), 45, 227 paragraph 2, 228 paragraph 2, 229 paragraph 5, 252 paragraph 1 and 264 of the Corporations Law, and CVM Instruction No. 319 of December 3, 1999, as amended. This Valuation Report may not be used for any purpose other than in the context described above without the prior written authorization of Rothschild. This Valuation Report, including its analyses and conclusions, (i) does not constitute a recommendation to any board member or shareholder of Santander Brazil or Santander S.A., or any of their controlling, controlled, or related companies ("Affiliates") on how to vote or act on any matter relating to the Transaction; (ii) should not be interpreted as a recommendation concerning the exchange parity and (iii) cannot be used to justify the voting rights of any person on any matter.

3. To come to the conclusions presented in this Valuation Report, we took into account public information, such as financial studies, analyses, research, and financial, economic and market criteria, that we considered relevant (collectively, the "Information").

4. Within the scope of our review we do not assume any responsibility or liability for independent investigation of any of the Information and we relied on the completeness and accuracy of the Information in all material respects. Furthermore, we were not asked to perform, and we did not perform, (i) independent verification of the Information or of the documentation that supports the Information; (ii) a technical audit of the Companies' operations; (iii) independent verification or valuation of any of Santander Brazil's and/or Santander S.A.'s assets or liabilities (including any property, assets or unrecorded contingency, liability or financing); (iv) assessment of the Companies' solvency under bankruptcy, insolvency, or similar legislation; or (v) any physical inspection of the Companies' properties, facilities or assets. We are not an accounting firm and we do not provide accounting or auditing services in connection with this Valuation Report or with the Transaction. We are not a law firm and we do not provide legal, regulatory or tax services regarding this Valuation Report or the Transaction. The preparation of this Valuation Report by Rothschild does not include any service or opinion related to such services.

Disclaimer

5. Rothschild, its officers, employees, consultants, agents, and representatives do not provide, and will not provide, any representation, direct or implied, or any warranty concerning the accuracy or completeness of the Information (including financial and operating projections from equity research analysts, and assumptions and estimates on which such projections were based) used in the preparation of this Valuation Report.

6. No accounting, financial, legal, tax, or any other kind of due diligence process was performed with respect to Santander Brazil or Santander S.A. or any third party.

7. No representation or warranty, direct or implied, is made by Rothschild regarding the truthfulness, accuracy, or sufficiency of the information contained herein, or the Information which this Valuation Report was based on. Nothing contained in this Valuation Report may be interpreted or construed as a representation by Rothschild as to the past or the future.

8. The operating and financial projections included or used in this Valuation Report were based on public information published by equity research analysts and available in public databases, and we assume that such projections reflect the best estimates currently available regarding the future financial performance of the Companies, which was valued on a stand-alone basis, and, therefore do not include operating, tax, or other benefits or losses, including but not limited to any goodwill, or any synergies, incremental value, or costs, if any, that the Companies may have after the conclusion of the Public Offering Project of Santander S.A., if launched, or of any other transaction. This Valuation Report also does not take into account any operational and financial gains or losses that may occur after the Transaction as a result of commercial changes in existing business transactions between Santander S.A. and Santander Brazil.

9. We assumed that the operational and financial projections published by equity research analysts and available in public databases (i) were prepared in a reasonable manner on bases that reflect the best estimates currently available regarding the Companies' future financial performance and regarding future demand and market growth; and (ii) from the delivery date of the Information until the present date, neither the Companies nor their management are aware of any information that could materially impact the business, financial condition, assets, liabilities, business prospects, business transactions or the number of shares issued by the Companies, and neither of them are aware of any other significant event that could make the market information incorrect or inaccurate in any material aspect, or have a material effect on this Valuation Report.

10. This Valuation Report is not and should not be used as (i) an opinion on the fairness of the Transaction; (ii) a recommendation concerning any aspect of the Transaction; (iii) a valuation report issued for any purpose other than those set forth in CVM Instruction 361, and should the Transaction be registered with the U.S. Securities and Exchange Commission ("SEC") or disclosed in the United States of America by reason of rules issued by SEC, and the purposes set forth under applicable law and regulations of the United States of America; or (iv) an opinion on the fairness of the Transaction, or a determination of fair price under the Public Offering Project of Santander S.A.. This Valuation Report has not been compiled or prepared in order to comply with any legal or regulatory provision in Brazil or abroad, except for those applicable to the Transaction.

Disclaimer

11. The preparation of a financial analysis is a complex process which involves subjective judgments and various determinations as to the most appropriate and relevant analysis methods, and the application of such methods to the specific circumstances. Accordingly, this Valuation Report is not subject to a partial analysis. In order to come to the conclusions presented in this Valuation Report, we did not give specific weight to given factors considered in this Valuation Report, but instead applied qualitative reasoning to the analyses and factors, considered within the specific circumstances of the Companies. We came to a final conclusion based on the results of the entire analysis, considered as a whole, and we did not come to conclusions based on, or related to, any individual factors or methods in our analysis. Accordingly, our analysis must be considered as a whole and the selection of parts of our analysis, or specific factors, without considering the whole of our analysis and conclusions, may result in an incomplete and incorrect understanding of the processes used in our analysis and conclusions. The estimates contained in the analysis under the Valuation Report, and the valuation resulting from any specific analysis are not necessarily indicative of the real values, results or future values, which may be significantly more or less favorable than those suggested by this analysis. We do not express any opinion with respect to the prices at which the units or shares related to the Transaction could be traded on the securities market at anytime.

12. This Valuation Report is intended only to indicate a range of values for the units and shares in connection with the Transaction, as of the base date used under each method, pursuant to CVM Instruction 361, and does not assess any other aspect or implication of the Transaction or of any agreement, contract or understanding made in relation to the Transaction. This Valuation Report does not deal with the merits of the Transaction in comparison to other business strategies that may be available to the Companies or its shareholders, and does not deal with any business decision they take to make or accept the Transaction. The shareholders of the Companies should seek the advice of their financial advisors to obtain opinions on the making and acceptance of the Transaction. The results presented in this Valuation Report refer exclusively to the Transaction and do not apply to any other matter or transaction, now or in the future, related to the Companies, the economic groups to which it belongs, or to the sector in which it operates.

13. This Valuation Report is based on public information available to us up to the present date, and the points expressed are subject to change in function of a number of factors, such as market, economic, and other conditions, as well as the Companies' business and perspectives. Rothschild has assumed that all authorizations and approvals required for consummation of the transaction described in this Valuation Report will be obtained and that no change, material limitation, restriction, or condition will be imposed for the obtaining of such authorizations or approvals. Rothschild does not assume any responsibility or liability to update, rectify or cancel this Valuation Report, in whole or in part, after the present date, or to indicate any events or matters related to third parties that Rothschild may become aware of and that change the contents of this Valuation Report after the present date, subject to the provisions of article 8 paragraph II of CVM Instruction 361.

14. Santander S.A. agreed to reimburse us for all our expenses and to indemnify us, and certain individuals related to us, in connection with certain liabilities and expenses that may arise because of our engagement. We will receive a fee for the preparation of this Valuation Report (to be paid by Santander S.A.), regardless the closing of the Public Offering Project of Santander S.A. and our conclusions under this Valuation Report. The fee that we will receive is detailed in the item "Information about the Appraiser" on page 17 of this Valuation Report and will be paid by Santander S.A..

Disclaimer

15. We have rendered from time to time in the past financial advisory and other services to Santander S.A. and to the Company or its Affiliates, for which we were paid, and we may in future render such services to Santander S.A. and to the Company or its Affiliates, for which we would expect to be paid.

16. This Valuation Report is the intellectual property of Rothschild and may not be published, reproduced, copied, summarized, quoted, disclosed or distributed, in whole or in part, or used by third parties, without the prior written authorization of Rothschild, except as required by Law nº 6,404/76 and by the rules issued by the CVM and, should the Public Offering Project of Santander S.A. be registered with the Securities and Exchange Commission or disclosed in the United States of America, by the applicable law and regulations of the United States of America. If the disclosure of this Valuation Report becomes necessary under applicable law, it may only be disclosed if its contents are reproduced in their entirety, and any description or reference to Rothschild must be made in a manner reasonably acceptable to Rothschild.

17. Rothschild declares that the Companies and their managements, in the course of our work, did not direct, limit, hinder or perform any acts that could have compromised the access, use or knowledge of information, assets, documents, or work methodologies relevant to the quality of the conclusions presented here, and did not restrict Rothschild's capacity to determine the conclusions presented in this Valuation Report.

18. The financial calculations included in this Valuation Report may not always result in a precise number due to rounding.

19. This Valuation Report was written exclusively in Portuguese and, in the event it is translated to another language, the Portuguese version shall prevail for all purposes and effects.

20. The base date for this Valuation Report is June 10th, 2014.

Paolo Pellegrini	Jacobo Gómez	Gustavo Saito
Victor Leclercq	Juan Venegas	Klaus Schmidt

Contents

1. Executive summary

1.1 Introduction

According to the Material Fact released on April 29th, 2014 ("Material Fact"), Banco Santander (Brazil) S.A. ("Santander Brazil" or "Company") informed the Market that Banco Santander S.A. ("Banco Santander" or "Santander S.A.", and together with Santander Brazil, "Companies") intends to launch a voluntary offer in Brazil and in the United States of America ("USA") to acquire up to the totality of the shares of Santander Brazil which are not held by Santander S.A., in exchange for shares of Santander S.A. pursuant to paragraph 4th, Article 157 of Law nº 6.404/76, CVM Instruction nº 358/02 and nº 361, Title X of the By-Laws of Santander Brazil and Sections X and XI of Nível 2 Listing Rules (the "Voluntary Exchange Tender Offer" or "OPA")

According to the Material Fact, the offer is voluntary and minority holders of Santander Brazil may choose whether or not to participate in the transaction, which is not subject to a minimum acceptance level. Santander S.A. shares would be traded on the São Paulo stock exchange through Brazilian Depositary Receipts (BDRs). Shareholders who accept the offer would receive, through BDRs or through American Depositary Receipts (ADRs), 0.70 newly-issued shares of Santander S.A. for every unit or ADR of Santander Brazil. As a consequence of the OPA, shares of Santander Brazil would continue listed on BM&FBOVESPA and would migrate from the Nível 2 corporate governance listing segment to the Nível 1 listing segment.

In this context, N M Rothschild & Sons (Brazil) Ltda. ("Rothschild") was hired by Santander Brazil to prepare the Valuation Report for purposes of the OPA, as per the Material Fact.

In this Valuation Report, Santander Brazil's and Santander S.A.'s share price were both assessed according to the same criteria, as follows:

- Volume weighted average trading price
  - In the 12-month period immediately before the date of the Material Fact, and
  - Between the date of the Material Fact and June 10th, 2014
- Shareholders' equity book value per share as of March 31st, 2014 (adjusted for intangible items)
- Economic value based on the comparable trading multiples valuation methodology

Except as otherwise stated, all financial information used was prepared according to International Financial Reporting Standards ("IFRS").

1.2 Valuation methodology

In accordance with CVM Instruction nº361, Rothschild has performed a multi-approach valuation of Santander Brazil's units and of Santander S.A.'s shares based on the three required methodologies:

		Brief description	Relevance
Volume weighted average price		▪ Average of the daily prices for Santander Brazil and Santander S.A. weighted by the daily volumes: – From April, 29th 2013 to April 28th 2014 – From April 29th 2014 to June 10th, 2014 ▪ Daily unit price of Santander Brazil and daily share price of Santander S.A. calculated as average of the prices of each trade respectively on BM&FBovespa and Bolsa de Madrid, weighted by the volume of traded units and traded shares, respectively	This methodology takes into account current market value of the two banks – Given high liquidity of Santander Brazil's units and Santander S.A.'s shares, the price of the units and shares is a good indication of the present value of the future expected return for individual shareholders
Book value		▪ Shareholders' equity according to Santander S.A. and Santander Brazil's balance sheet under IFRS as of March 31st, 2014 divided respectively by the total number of units and shares excluding treasury units and shares – Shareholder's equity was adjusted for accounting value of intangible assets (including goodwill) in order to show tangible shareholders' equity per unit and share	Even adjusted for goodwill and intangible assets, this methodology only takes into account historical accounting value of the banks – It does not account for the long-term sustainable level of return on equity (i.e. the effective use of assets by the bank to provide return to shareholders)
Economic value		▪ Rothschild has selected the comparable trading multiples methodology to estimate the economic value of Santander Brazil and Santander S.A. ▪ A highly comparable set of publicly traded and liquid banks exist for Santander Brazil and Santander S.A., respectively in Brazil and in Europe	
	P/E ratio	▪ P/E ratio[1] ("market capitalization" over "net income") was calculated based on median of analysts' projections for their reported adjusted net income 2014e, 2015e and 2016e[2] ▪ For each year, selection of the median P/E ratio of comparable companies as the applicable multiple ▪ The selected applicable P/E multiple for each year was applied on the median of analysts' estimated net income for Santander Brazil and Santander S.A. to obtain a value per unit for Santander Brazil and a value per share for Santander S.A. / The range of economic values selected for Santander Brazil and Santander S.A. is the average of these values for each year	This methodology uses the relation between market value of comparable companies and their expected level of net income and applies it to the expected net income of Santander Brazil and Santander S.A. – Given the existence of highly comparable companies with strong liquidity, this methodology is considered as the preferred one
	P/TBV ratio	▪ P/TBV[3] ratio ("market capitalization" over "tangible book value") was calculated based on Tangible Book Value as reported in IFRS ▪ For each year, selection of the median P/TBV of the comparable companies as applicable multiple ▪ The selected P/TBV multiple for each year was applied on Tangible Book Value of Santander Brazil and Santander S.A. as reported in IFRS as of March, 31st 2014	This methodology uses the relation between market value of comparable companies and their tangible book value to value each bank – Highly different levels of long-term sustainable return on equity among peers strongly limit the applicability of such methodology (refer to page 33 for more details)

Notes

1 Market capitalization was calculated based on 30-days volume-weighted unit price (for Santander Brazil) and share price (for Santander S.A.) as of the day of publication of the Material Fact

2 Sample of analysts' projections include all projections of the Reuters brokers' consensus for adjusted net income, provided by Thomson for Brazilian companies and by Factset for European companies

3 Tangible book corresponds to "Shareholders' equity" - "Intangible assets" for Santander Brazil as per 2014 January – March Financial Report in IFRS and to Shareholders' equity" + "Equity adjustments by valuation" – "Goodwill" as per Santander S.A. 2014 January – March Financial Report – "Other intangible assets" as per Santander S.A 2013 Auditor's Report and Annual Consolidated accounts

1.3 Valuation summary for Santander Brazil

Economic value of Santander Brazil's unit between R$10.63 and R$11.69

Summary valuation of Santander Brazil´s unit (R$ per unit[1])


Market-related data
VWAP (Apr 29th, 2013 to Apr 28th, 2014)
12.22
VWAP (Apr 29th, 2014 to June 10th, 2014)
15.09
Book value
Tangible book value per unit (Mar 31st, 2014)2
12.62
Economic value
P / E multiple3
11.16
10.63
11.69
7.5
10
12.5
15
17.5

Valuation approach

The valuation of Santander Brazil´s units is based on the following methodologies:

- Volume weighted average price per unit
  - VWAP 12M before the Material Fact disclosed by Santander S.A. on April, 29th 2014
  - VWAP from the Material Fact date to June 10th, 2014
- Book value:
  - Tangible book value[2] ("TBV") per unit
- Economic value based on comparable trading multiples:
  - Valuation based on trading multiples of selected Brazilian banks with a retail focus, namely: Itaú, Bradesco and Banco do Brasil
  - Source: Reuters consensus net income estimates published by Thomson as of June 10th, 2014

The methodology adopted to the definition of Santander Brazil´s units economic value was the economic value based on comparable trading multiples

Source: Thomson, Reuters, Bloomberg and Santander Brazil filings and comparable companies' filings. **Notes:** 1) total number of units outstanding equivalent to 3,827m net of 25m treasury units. 2) Tangible book defined as "Shareholders' equity" – "Intangible assets" (as per Santander Brazil 2014 January – March Financial Report in IFRS). 3) P/E 14E, 15E, and 16E based on consensus net income estimates published by Thomson based on Reuters consensus as of June 10th, 2014 and unit price based on Bloomberg, calculated as the weighted average unit price on the 30 days prior to the announcement date

1.4 Valuation summary for Santander S.A.

Economic value of Santander S.A.'s share between €6.07 and €6.67

Summary valuation of Santander S.A.'s share (€ per share[1])


Market-related data
VWAP
(Apr 29th, 2013
to Apr 28th, 2014)
6.05
VWAP
(Apr 29th, 2014
to June 6th, 2014)
7.39
Book value
Tangible book
value per share
(Mar 31st, 2014)2
3.76
Economic value
P / E multiple3
6.37
6.07
6.67
0
2.5
5
7.5
10

Valuation approach

The valuation of Santander S.A. shares is based on the following methodologies:

- Volume weighted average share price:
  - VWAP 12M before the Material Fact disclosed by Santander S.A. on April, 29th 2014
  - VWAP from the Material Fact date to June, 10th 2014
- Book value:
  - Tangible book value[2] ("TBV") per share
- Economic value based on comparable trading multiples :
  - Valuation based on trading multiples of selected European banks with a retail focus, namely: HSBC, Lloyds Banking Group, BNP Paribas, BBVA, Nordea, Intesa San Paolo, Unicredit, Société Générale and Crédit Agricole
  - Source: Reuters consensus net income estimates published by Factset as of June, 10th 2014

The methodology adopted to determine Santander S.A. shares economic value was the economic value based on comparable trading multiples

Source: Factest as of June, 10th 2014 and Santander S.A. filings and comparable companies' filings. **Notes**: 1) Total outstanding shares of 11,561m (as per Santander S.A. 2014 January – March Financial Report) net of 39m treasury shares (as per Comisión Nacional del Mercado de Valores as of June, 10th 2014). 2) Tangible book defined as "Shareholders' equity" + "Equity adjustments by valuation" – "Goodwill" (as per Santander 2014 January – March Financial Report) – "Other intangible assets" (as per Santander 2013 Auditor's Report and Annual Consolidated accounts). 3) P/E 14E, 15E and 16E based on consensus net income estimates published by Facset based on Reuters consensus as of June 10th, 2014 and share price based also on Facset, calculated as the weighted average share price on the 30 days prior to the announcement date

1.5 Exchange ratio between the Companies

Summary of exchange ratio (Santander Brazil unit / Santander S.A. share)



0.70
Market-related data
VWAP (Apr 29th, 2013 to Apr 28th, 2014)
0.67x
VWAP (Apr 29th, 2014 to June 6th, 2014)
0.68x
"Shareholders who accept the offer will receive, through BDRs or through American Depositary Receipts (ADRs), 0.70 newly-issued shares of Banco Santander for every unit or ADR of Santander Brasil"
Press release published by Santander S.A. (April, 29th 2014)
Book vale value
Tangible book value per share (Mar 31st, 2014)
1.11x
Economic value
P / E multiple
0.53x
0.64x
0
0.25
0.5
0.75
1
1.25
1.5

Valuation approach

The values presented hereby for the exchange ratio are based on the following assumptions:

- EUR/BRL exchange rate as of June 10th, 2014: 3.02
- For comparable trading multiples valuation ranges:
  - Minimum of the range correspond to the exchange ratio between the maximum value of the range for Santander S.A. share and the minimum of the range for Santander Brazil's unit
  - Maximum of the range correspond to the exchange ratio between the minimum value of the range for Santander S.A. share and the maximum of the range for Santander Brazil's unit

The methodology adopted to determine the exchange ratio was the economic value based on comparable trading multiples

ROTHSCHILD

2. Rothschild information and declarations

2.1 Information regarding Rothschild

Rothschild is a global financial advisory firm focused on mergers and acquisitions, strategic advice, shareholding reorganizations and financial restructurings, with over 50 offices worldwide.

Relevant Experience

Rothschild has significant experience advising large companies in Brazil, in Spain and globally.

Among the recent transactions performed in the financial industry in Brazil, we highlight:

Redecard	Camargo Corrêa S.A.	BM&F	Telemar	BM&F	Unibanco	BM&F	Itaúsa
US$6.8bn tender offer and delisting from BM&F Bovespa's Novo Mercado	US$1.7bn Disposal of its 11.4% voting stake in Itaúsa to Petros	US$620m Increase in its stake in CME and operational agreement between both companies	Consumer Finance and Mobile Payment partnership between Oi, Banco do Brasil and Cielo	US$20bn Merger with Bovespa Holding	US$45bn Merger of Unibanco with Banco Itaú Holding Financeira	Demutualization options and US$3.4bn IPO advisory	Acquisition of ABN AMRO's private banking operations for Latin American clients
2012	2011	2010	2010	2008	2008	2007	2007

Among the recent transactions performed in the financial industry in Spain, we highlight:

Itos Holding S.a.r.l.	Banco Sabadell	Criteria	FROB	Banco Sabadell	Banca Cívica	BBVA	FROB
Advisor to Jaime Gilinski on raising financing to acquire a 5% stake in Banco Sabadell in the context of its €1.383bn capital increase	Advisor to Banco Sabadell on the acquisition of Lloyds Banking Group retail banking operations in Spain	Advisor on the sale of Servihabitat to CaixaBank prior to the sale to TPG for €310m	Advisor to the FROB on the €2.2bn recapitalisation of BMN	Advisor to Banco Sabadell in relation to the acquisition of a 462 branch network from Banco Mare Nostrum	Advisor to Banca Cívica in relation to the exchange ratio agreed for its integration in CaixaBank	Acquisition of Unnim Banc from the FROB in a FGD-assisted deal	Advisor to the FROB on the conversion of the €4.465bn of preference shares it holds in BFA
2013	2013	2013	2013	2012	2012	2012	2012

Internal approval process

Rothschild's internal valuation committee reviewed the analysis performed by the project team. The committee is formed by professionals with large experience in M&A and financial advisory. This committee has met with the project team and discussed the main assumptions and aspects related to the valuation methodologies presented in the Valuation Report and approved its release.

2.2 Information regarding Rothschild

Experience in transactions that involved valuation of Brazilian listed companies in the last 3 years

Date	Company	Description
Current	ALL	▪ Advisor to Rumo on the US$4.6bn proposed merger between Rumo and ALL
Current	B2W	▪ Advisor to B2W on the US$1bn private capital increase guaranteed by Lojas Americanas and Tiger Global Management
2013	ambev	▪ Advisor to AmBev in the migration to a 1 share = 1 vote capital structure
2013	Gafisa	▪ Advisor to Gafisa on takeover defence
2013	REDECARD	▪ Independent advisor to Redecard on US$6.8bn public tender offer for voluntary delisting by Itaú (production of a Laudo de Avaliação under CVM nº361
2012	oi	▪ Advisor to Oi / Telemar in its US$15bn shareholding reorganization including also US$35m cash tender offer to delist Tele Norte Celular Participações
2011	Casino	▪ Advisor to Casino in the analysis and rejection of unsolicited offer for Pão de Açúcar
2011	Camargo Corrêa	▪ Advisor to Camargo Correa in the US$1.7bn disposal of its 11.4% voting stake in Itaúsa to Petros

2.3 Rothschild team responsible for the report

	Background	Experience
Paolo Pellegrini	▪ Paolo is a Managing Director of Rothschild in Brazil and a Global Partner. He has over 20 years of experience in banking, capital markets and corporate finance, in the Brazilian and international markets. Paolo joined Rothschild in 2010. Before that he was a managing director at Itaú-BBA. Paolo has a degree in business administration from Universidade Federal do Rio Grande do Sul	▪ His recent transaction experience includes advice to Cosan, Grupo Rede, Almeida Júnior, Biosev, Grupo SBF, Lupatech among others
Gustavo Saito	▪ Gustavo is a Director of Rothschild in Brazil. He has 15 years of experience in mergers and acquisitions and equity capital markets. He joined Rothschild in 2003 having worked before at Credit Suisse. Gustavo has business degree from Fundação Getúlio Vargas.	▪ His recent transaction experience includes advice to Itaú, Banco do Brasil, Casino, Camargo Correa, Magazine Luíza, BM&F Bovespa, DASA, GP Investments, Fibria, Vivo, Copersucar and Tereos Internacional among others
Victor Leclercq	▪ Victor Leclercq is a Vice-President of Rothschild in Brazil. He joined Rothschild in Paris in 2007 and moved to the São Paulo office in 2012. Prior to joining Rothschild, Victor has spent 6 months with Morgan Stanley in Paris. Victor graduated from Ecole Normale Supérieure (rue d'Ulm) and from HEC Paris	▪ His recent transaction experience includes advice to Casino, GDF SUEZ, Biosev, EDF, Albioma among others
Klaus Schmidt	▪ Klaus is an analyst of Rothschild in Brazil. He has 2 years of experience in the financial markets, focusing on M&A and holds a double-degree in business administration and economics from Insper - Instituto de Ensino e Pesquisa. Klaus attended a semester at University of St. Gallen, in Switzerland	▪ His recent transaction experience includes advice to Cosan, B2W and Mills Engenharia e Serviços

2.4 Rothschild S.A. team responsible for the report

	Background	Experience
Jacobo Gómez	▪ Jacobo is a Managing Director of Rothschild in Spain. He has over 14 years of experience in banking in the Spanish and international markets. Jacobo joined Rothschild in 2009. Before that he worked for 8 years at Lehman Brothers in the financial institutions group in London and Madrid. Jacobo has a degree in business administration and a second degree in actuarial sciences from Universidad Pontificia de Comillas (ICADE)	▪ His recent transaction experience includes advice to Santander, Bankia, Banco Sabadell, GNB Sudameris, CaixaBank and BBVA among others
Juan Venegas	▪ Juan is a Vice-President of Rothschild in Spain. He joined Rothschild in Madrid in 2010. Prior to joining Rothschild, Juan worked in the FIG Corporate Finance Division of KPMG. Juan has a degree in Industrial Engineering from Universidad Pontificia de Comillas (ICAI)	▪ His recent transaction experience includes advice to Santander, Bankia, Banco Sabadell, CaixaBank, BBVA among others

2.5 Declarations

1. As of the date of this Valuation Report, neither Rothschild nor its controlling entity Rothschild Latin America NV, nor any member of the team involved in preparing the Valuation Report own shares issued by Santander Brazil or Santander S.A., or derivatives referenced on it, be it on its own proprietary account or under discretionary administration.

2. Rothschild states that it does not have any commercial or credit information of any kind that can impact the Valuation Report.

3. Rothschild does not have any conflict of interest that can reduce the independency required to the accomplishment of its functions.

4. For providing this Valuation Report, Rothschild will receive the net fixed amount of US$800,000.00 (eight hundred thousand United States dollars) and no variable compensation.

5. In the last 12-month period until the present date, Rothschild has received no remuneration neither from Santander Brazil nor from Santander S.A. (not considering the compensation to be received due to the issuance of this Valuation Report), and its affiliate in Spain, Rothschild S.A., received for purposes of compensation for financial advisory services rendered to Santander S.A., the amount of US$4,500,000.00, and received no remuneration from Santander Brazil (not considering the compensation to be received due to the issuance of this Valuation Report)

3. Valuation of Santander Brazil

3.1 Company overview

Main highlights

1982
Beginning of the Brazilian operations with a representative office

1987
Acquisition of Banco Geral do Comércio for R$340m

1988
Acquisition of Banco Nordeste S.A.

2000
Acquisition of the banks Meridional, Bozano Simonsen and Banespa (privatization)

2007
Acquisition of the ABN Amro Brazilian business, ABN Real

2009
Listing of the shares (IPO), in a R$14bn transaction

2014
Acquisition of GetNet, a card payment processor, for c. R$1.1bn

Presentation of Santander Brazil's activities

- Santander Brazil, headquartered in São Paulo, is the biggest international financial conglomerate operating in Brazil, being a member of Santander Group, headquartered in Spain
- The bank serves both individuals and companies and its main segments of activity are: commercial banking, wholesale banking and insurance
  - Services include among others loans, current accounts, savings accounts, credit cards, mortgages, leasing
- Santander Brazil has over 30 million customers, and a distribution network composed of ~2.3 thousand branches, ~1.2 thousand Postos de Atendimento Bancário and ~16.5 thousand ATMs (as of March 31st, 2014)
- As of March 31st, 2014, the bank had R$458bn in total assets and R$224bn in gross loans to customers (R$211 of net customer loans)
- Santander Brazil is a listed company since October 2009
- It has ~48.5 thousand employees as of March 31st, 2014

Gross loans breakdown[2]


SMEs
14%
Consumer finance
17%
Credit card
8%
Mortgages
7%
Others
19%
Corporate
35%
Individuals: 34%

Simplified shareholding structure[1]


Santander
100.0%
100.0%
100.0%
Sterrebeeck B.V
Grupo Empresarial Santander, S.L.
Santander Insurance Holding S.L.
Qatar Holding Luxembourg II S.à r.l.
Others
46.8%
28.3%
0.05%
5.2%
19.6%
Santander Brazil

Source Company, CVM

Notes
1 Based on the total number of shares, excluding shares held in treasury, as of June 9th, 2014 (CVM's website accessed on June 9th, 2014)
2 As of March31st, 2014 – Breakdown in BR GAAP

3.2 Company overview

Financial and operating performance

Interest and similar income (R$bn)


51.7
52.6
51.2
53.0
2011
2012
2013
LTM 1Q14
Interest and similar income

Net interest income (R$bn)


53.7%
60.0%
55.6%
53.2%
27.8
31.6
28.5
28.2
2011
2012
2013
LTM 1Q14
Net interest income
Net interest income / Interest and similar income

Operating profit before taxes (R$bn)


17.0%
10.4%
7.8%
7.9%
8.8
5.5
4.0
4.2
2011
2012
2013
LTM 1Q14
Operating profit before taxes
Operating profit before taxes / Interest and similar income

Net income (R$bn)


15.0%
10.4%
11.4%
10.7%
7.7
5.5
5.8
5.7
2011
2012
2013
LTM 1Q14
Net profit
Net profit / Interest and similar income

Source Company, IFRS

3.3 Historical financial analysis of Santander Brazil

Balance sheet – Fiscal years ended on December 31st and 1Q14

Balance sheet – Assets

R$m	2011	2012	2013	1Q14
Cash and balances with Brazilian Central Bank	65,938	55,535	51,714	60,216
Financial assets held for trading	29,901	31,638	30,219	32,370
Other financial assets at fair value through profit or loss	665	1,228	1,298	1,342
Available-for-sale financial assets	44,608	44,149	46,287	62,133
Loans and receivables	202,757	226,957	258,778	237,334
Hedging derivatives	81	156	322	179
Non-current assets held for sale	132	166	275	374
Investments in associates	422	472	1,064	1,087
Tangible assets	5,008	5,938	6,886	6,720
Intangible assets	29,245	29,271	29,064	29,010
Tax assets	17,017	21,497	22,060	21,596
Other assets	4,803	5,601	5,085	5,376
Total assets	**400,579**	**422,608**	**453,053**	**457,736**

Balance sheet – Liabilities

R$m	2011	2012	2013	1Q14
Financial liabilities held for trading	5,047	5,352	13,554	14,504
Financial liabilities at amortized cost	291,452	306,976	329,701	337,558
Hedging derivatives	36	282	629	542
Provisions	11,358	12,775	10,892	10,576
Tax liabilities	11,876	13,784	11,693	12,362
Other liabilities	3,928	4,303	4,931	5,252
Total liabilities	**323,697**	**343,472**	**371,400**	**380,794**
Shareholders' equity	77,117	79,921	83,338	78,384
Valuation adjustments[1]	(254)	(1,022)	(1,973)	(1,751)
Non-controlling interests	19	237	288	310
Total equity	**76,882**	**79,136**	**81,653**	**76,943**
Total liabilities and equity	**400,579**	**422,608**	**453,053**	**457,736**

Source Company, IFRS

ROTHSCHILD

3.4 Historical financial analysis of Santander Brazil

Profit & loss

Profit & loss				
R$m	2011	2012	2013	LTM 1Q14
Interest and similar income	**51,716**	**52,644**	**51,217**	**52,953**
Interest expense and similar charges	(23,920)	(21,057)	(22,738)	(24,795)
Net interest income	**27,796**	**31,587**	**28,479**	**28,158**
Fee and comission	7,199	7,610	8,100	8,125
Other income	(485)			
Total income	**34,510**	**38,570**	**35,713**	**35,048**
Administrative expenses	(12,783)	(13,773)	(13,850)	(13,849)
Depreciation and amortization	(1,000)	(1,201)	(1,252)	(1,240)
Impariment losses (net)	(9,420)	(16,514)	(14,463)	(13,454)
Other expenses	(2,533)	(1,608)	(2,129)	(2,336)
Operating profit before tax	**8,774**	**5,475**	**4,018**	**4,169**
Income tax	(1,101)	(37)	(234)	(535)
Profit from continued operations	**7,673**	**5,438**	**3,785**	**3,634**
Discontinued operations	74	55	2,063	2,054
Consolidated profit for the period	**7,747**	**5,493**	**5,848**	**5,688**
Minority interest	8	11	125	136
Consolidated profit (Group share)	**7,739**	**5,483**	**5,723**	**5,553**

Source Company, IFRS

3.5 Brazilian banking sector overview (1/2)

Despite macroeconomic headwinds (high level of inflation, low real GDP growth outlook for 2014-2015…) and falling consumer confidence, the credit market remains strong with public banks supporting loan growth

Credit growth – Total loans (R$bn)


29
50
184
142
82
131
239
255
330
2005
2006
2007
2008
2009
2010
2011
2012
2013

Inflation on consumer prices


5.7%
3.1%
4.5%
5.9%
4.3%
5.9%
6.5%
5.8%
5.9%
2005
2006
2007
2008
2009
2010
2011
2012
2013

Interest rate (Selic)


19.0%
15.1%
11.9%
12.5%
9.9%
9.8%
11.6%
8.5%
8.2%
11.0%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014E

Consumer confidence – FGV Index[1]


130
125
120
115
110
105
100
95
90
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14

Source Central Bank of Brazil

Note
1 Fundação Getúlio Vargas IBRE

3.6 Brazilian banking sector overview (2/2)

Overview of the main publicly traded players

Total assets (R$bn)


1,162
1,027
838
453
179
54
34
22
16
15
15
14
14
14
12
11
10
5
5
4
Itaú
Bradesco
Santander
BTG Pactual
Banrisul
Banco do Nordeste
Pan Americano
ABC BRASIL
BICBANCO
Banco Daycoval
BANESTES
BANCO ALFA
BRB
PINE
BI&P
ParanáBanco
Banco SOFISA

Source Companies (as of 4Q13 – according to IFRS, except for BTG Pactual and Banco da Amazônia only publishing in BR GAAP)

3.7 Overview of share capital of Santander Brazil (1/2)

Details on stock dividend and reverse split

Proposed stock dividend and reverse split approved by Santander Brazil's shareholders on March 18th, 2014 and by the Brazilian Central Bank on April 22nd, 2014[1]

Stock dividend distribution of 0.047619048 preferred share ("PN shares" or "PNs") for each existing common share ("ON shares" or "ONs") or existing preferred share[1]

- Issuance of 19,002,100,957 new PN shares[1]
  - Number of ON shares to remain at 212,841,731,754[1]
  - Number of PN shares to increase from 186,202,385,151 to 205,204,486,108[1]
- Equivalent to a distribution of 5 PN shares for each existing unit
- Each unit, formerly composed of 55 ON shares and 50 PN shares, will be composed of 55 ON shares and 55 PN shares following the stock dividend distribution, without any impact on the value of each unit

Reverse split of 1 ON share and 1 PN share for 55 ON shares and 55 PN shares[1]

- *In the rest of the report, "New Share" defined as Santander Brazil share following reverse split*
- Number of shares to decrease from 418,046,217,862 to 7,600,840,325[1]
  - Number of ON shares to decrease from 212,841,731,754 to 3,869,849,668[1]
  - Number of PN shares to decrease from 205,204,486,108 to 3,730,990,657[1]
- Each unit to be composed of 1 ON share and 1 PN share, instead of 55 ON shares and 55 ON shares[1], without any impact on the value of each unit
- Total shares held in treasury post stock dividend distribution and reverse split: 25,345,519 ON shares and 25,345,519 PN shares[2]

Notes

1 Material Fact published on April, 23th 2014

2 Company information communicated to Rothschild as of June, 10th 2014

3.8 Overview of share capital of Santander Brazil (2/2)

Calculation of number of outstanding unit[1]

Share capital after stock dividend distribution and reverse split	
Total common shares (ON) issued - m	3,870
o.w. ON treasury shares[2]	*25*
Total preferred shares (PN) issued - m	3,731
o.w. PN treasury shares[2]	*25*

Unit structure after stock dividend distribution and reverse split	
ONs per unit	1.0
PNs per unit	1.0
Number of ONs or PNs per Unit considering 1 ON = 1 PN	2.0
# of outstanding unit equivalent	**3,800**
o.w. # of treasury units	***25***
Total # of unit equiv. adjusted for treasury shares	**3,775**

- After stock dividend distribution and reverse split, 1 unit is composed of 1 ON shares and 1 PN shares
- Value of ON and PN shares assumed equal (justifying creation of theoretical units regrouping 2 shares for calculation of value per unit)
  - Absence of liquidity of ON and PN shares on the BM&FBovespa stock market
  - 100% tag-along rights for ONs and PNs
  - Santander S.A. proposed exchange offer assumes equal price and treatment of ON and PN shares
- Adjustment was performed for shares held in treasury based on information communicated by Santander Brazil to Rothschild

Source Company, CVM

Notes
1 Based on the total number of shares, excluding shares held in treasury, as of June 9th, 2014
2 Company information communicated to Rothschild as of June, 10th 2014

3.9 Valuation by volume weighted average price (1/2)

VWAP points to R$12.22 in the last twelve months prior to announcement date and R$15.09 from the announcement date to June 10th, 2014

Santander Brazil's unit is included in the Ibovespa index

Volume weighted average price (April 29th, 2013 to April 28th, 2014)


Volume (R$m)
Price per unit (R$)
Millions
400
350
300
250
200
150
100
50
0
16
15
14
13
12
11
10
9
8
VWAP: 12.22
Material Fact release (April 29, 2014)
Apr-13
Jun-13
Aug-13
Oct-13
Dec-13
Feb-14
Volume
Price per unit (SANB11)

Volume weighted average price (April 29th, 2014 to June 10th, 2014)


Volume (R$m)
Price per unit (R$)
Millions
400
350
300
250
200
150
100
50
0
16
15
14
13
12
11
10
9
8
VWAP: 15.09
Apr-14
May-14
May-14
May-14
May-14
Jun-14
Jun-14
Volume
Price per unit (SANB11)

Source Bloomberg (as of June 10th, 2014)

3.10 Valuation by volume weighted average price (2/2)

Average price calculated for the periods of 1, 30, 60, 90, 180 trading days and 1 year before the date of the Material Fact and for the period since the date of the Material Fact until June 10th, 2014

Summary

Trading days prior to the Material Fact release	Average unit price (R$) Weighted by trading volume
1 trading day	12.78
30 trading days	12.30
60 trading days	11.87
90 trading days	12.02
180 trading days	12.27
12 months (from April 29th, 2013 until April 28th, 2014)	**12.22**
From the date of the Material fact relase until June 10th, 2014)	**15.09**

Source Bloomberg (as of June 10th, 2014)

3.11 Shareholder´s equity book value per unit

As of March, 31st 2014, Santander Brazil's book value per unit was of R$20.30 and tangible book value per unit was of R$12.62

Book value per unit calculation		
As of March 31st, 2014		
Total shareholder's equity	R$m	76,633
Total units excluding treasury	m	3,775
Shareholder's equity / unit	**R$**	**20.30**

Tangible book value per unit calculation		
As of March 31st, 2014		
Total tangible shareholder's equity	R$m	47,623
Total units excluding treasury	m	3,775
Tangible shareholder's equity / unit	**R$**	**12.62**

Source Companies' financial reports, CVM (Brazilian Securities and Exchange Commission)

3.12 Comparable trading multiples methodology

Details on methodology applied

- Pursuant to CVM Instruction 361, Rothschild has selected the comparable trading multiples valuation approach in order to estimate the economic value of Santander Brazil

- Comparable Trading Multiples is a relative valuation method which estimates the value of a company using ratios of market valuation to financial metrics of similar publicly traded companies; traditional trading multiples include P/E, and P/TBV
  - P/E multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Bloomberg as of June 10th, 2014, and consensus estimates of net income for Santander Brazil and selected comparable companies published by Thomson as of June 10th, 2014
  - P/TBV multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Bloomberg as of June 10th, 2014, and tangible book values[1] as of March 31st 2014
    - Given disparity in level of goodwill and intangibles among peers, P/BV[1] was not considered

- Selected comparable companies are Brazilian banks with similar scale and retail focus (see Appendix B for more details on selection of peers):
  - Itaú
  - Bradesco
  - Banco do Brasil

- The institutions selected have similar business models than that of Santander Brazil
  - A description of these institutions is provided in Appendix A

Notes
1 Tangible book corresponds to "Shareholders' equity" - "Intangible assets" (as per Santander Brazil 2014 January – March Financial Report in IFRS)
2 Book value corresponds to "Shareholders' equity" (as per Santander Brazil 2014 January – March Financial Report in IFRS) – See adjustment performed for Bradesco and Banco do Brasil in Section 3.13

3.13 Adjustments performed for P/TBV of peers

As Bradesco and Banco do Brasil only report in IFRS as of year end and last set of published figures for March 31st,2014, are only available in BR GAAP established by BACEN, Tangible Book value in IFRS as of March 31st,2014, was estimated based on Tangible Book value in BR GAAP adjusting for the difference between BR GAAP and IFRS as of December 31st, 2013

Tangible book value – as of 31-Dec-13 (R$bn)


BRGAAP published
IFRS published
R$1.9bn
R$4.6bn
61.8
63.7
56.1
60.7
Bradesco
Banco do Brasil

Tangible book value – as of 31-Mar-14 (R$bn)


BRGAAP published
IFRS implied
R$1.9bn
R$4.6bn
64.3
66.2
56.4
61.0
Bradesco
Banco do Brasil

Source Companies' financial reports in BR GAAP and IFRS

3.14 Trading multiples

Given limited number of publicly traded comparable companies, analysis based on regression could not be performed

	Market cap[1]	Price / Earnings multiples			CAGR	Price / Tangible Book multiple	
	R$bn	P / E 14E	P / E 15E	P / E 16E	*14E-16E*	Tangible BV (R$bn)[2]	P / TBV
Itaú	148.6	8.20x	7.14x	6.34x	*13.8%*	76.7	1.94x
Bradesco	134.9	9.51x	8.38x	7.54x	*12.3%*	66.2	2.04x
Banco do Brasil	63.6	6.23x	5.69x	4.95x	*12.2%*	61.0	1.04x
Average		**7.98x**	**7.07x**	**6.28x**	***12.7%***		**1.67x**
Median		**8.20x**	**7.14x**	**6.34x**	***12.3%***		**1.94x**
For reference: Santander Brazil							
Grupo Santander Brasil	46.4	9.01x	7.59x	7.28x	*11.2%*	47.6	0.97x

Source Companies, Bloomberg market data, Thomson, Research reports

Notes

1 Based on the 30-day volume-weighted average share price until April 28th, 2014 (adjusted by cash dividends, historical pricing and historical volume) multiplied by number of outstanding shares (total issued shares minus treasury shares)

2 As of March 31st, 2014 – According to IFRS (Bradesco's and Banco do Brasil's Tangible Book adjusted, as described on section 7.7)

3.15 Valuation based on comparable trading multiples

Trading multiples methodology, based on P/E, leads to a range of value per unit between R$10.63 and R$11.69

Comparable methodology based on P/TBV was not considered as appropriate to value Santander Brazil:

- High level of capitalization of Santander Brazil compared to its peers (11.5% Tangible Book Value/ Total assets vs. on average 6.7% for its three peers), as of December 31st, 2013

- Low level of operating margins of Santander Brazil (11.2% Net Income/ Income from interest and similar income vs. on average 13.7% for its three peers), in 2013

Price to Earnings analysis

R$m	2014E	2015E	2016E	Mid-point ("MP")	Min range (MP - 4.75%)	Max range (MP + 4.75%)
Selected P/E multiple	8.20x	7.14x	6.34x			
Net income (consensus)[1]	5,153	6,115	6,377			
Implied Equity Value (100%)	**42,267**	**43,662**	**40,416**	**42,115**	**40,114**	**44,115**
Total Units excluding treasury - m	3,775	3,775	3,775			
Shareholder's equity / unit - R$	**11.20**	**11.57**	**10.71**	**11.16**	**10.63**	**11.69**

Price to Tangible Book Value analysis

R$m	Mid-point ("MP")	Min range (MP - 4.75%)	Max range (MP + 4.75%)
Selected P/TBV multiple (sample median)	1.94x		
Tangible book value (March 31, 2014)	47,623		
Implied Equity Value (100%)	**92,256**		
Total Units excluding treasury - m	3,775	3,775	3,775
Shareholder's equity / unit - R$	**24.44**	**23.28**	**25.60**

Source Companies, Bloomberg market data, Thomson based on Reuters consensus, Research reports

Notes

1 Thomson (as of June 10th, 2014) – Brokers' estimates based on Reuters consensus (median)

4. Valuation of Santander S.A.

4.1 Brief overview of Santander S.A.

Overview of activities and geographical footprint

Overview

- Santander S.A. is a global banking group with significant presence in Iberia, Latin America, UK, USA, Germany and Poland
- As of end December 2013, the Group had c.182,958 employees, over 100m customers and a worldwide presence with c.13,927 branches
- €81.3bn market cap as of April, 28th 2014 (P/E 14E of 13.9x, P/E 15E of 11.9x and P/TBV as of March, 31st of 1.88x), total assets of €1.2trn, net customer loans of €678bn and net income of €1.6bn in 1Q14
- Banco Santander has not taken part so far in the Spanish domestic consolidation process; however, it has been active abroad with recent transactions including the filing for IPO of its USA consumer subsidiary, acquisition of an 8% of Bank of Shanghai, sale of Colombia operations to Corpbanca, sale of 50% of its asset management division, sale of 33% of its USA consumer finance division and bancassurance agreement with Zurich for Latin America core markets
- Long-term ratings of BBB+ (S&P), Baa1 (Moody's) and A- (Fitch)

Global presence (2013)


Santander S.A. presence

Continental Europe

- #3 banking group in Spain by total assets
- Spain: customer loans of €157bn and deposits of €183bn, 2,915 branches with 18,704 employees.
- Santander S.A. Consumer Finance: leading consumer lender in 13 European countries with customer loans of €56bn, deposits of €31bn, 610 branches and 9,872 employees
- Portugal: former Banco Totta, €24bn customer loans and €24bn deposits, 5,635 employees and 640 branches. In 2014 has been named Best Bank in Portugal
- Poland: in Jan-13 Bank Zachodni WBK (acquired in Sep-10) and Kredyt Bank merged consolidating Santander S.A. as #3 bank in Poland by total assets (€28.7bn) with 12,363 employees and c.830 branches

UK

- Top-5 bank in the UK after the acquisition of Abbey National (in 2004), Alliance and Leicester (Jul-08) and Bradford and Bingley branches and deposits (Sep-08)
- Focused on retail banking: market shares of 12.5% in mortgages and 5.7% in SMEs
- 1,157 branches, 25,368 employees and 25.5m customers
- Total assets of €338bn and net customer loans of €234bn

Latin America

- Leading positions in Brazil, Mexico, Chile and Argentina with 6,046 branches and almost 91,000 employees
- Focus on SMEs and individuals, savings and lending products, cards and consumer credit
- Brazil: net customer loans of R$211bn and 48.5 thousand employees
- Mexico: customer loans of €22bn and deposits of €26bn, 14,804 employees and 1,258 branches (Mar-14)
- Chile: customer loans of €28bn and deposits of €20bn, 12,290 employees and 493 branches (Mar-14)
- Argentina: customer loans €5.1bn and deposits of €5.9m, 6,874 employees and 370 branches
- It is also present in Puerto Rico, Uruguay and Peru
- Closed sale of Banco de Venezuela to the Venezuelan Government for €750m in Jul-09 and Colombian subsidiary to CorpBanca for €910m in Dec-11

USA

- In Jan-09, Santander S.A. acquired the remaining stake (75.7%) that it did not hold yet in Sovereign for c.€1.4bn
- Strong presence in North East region with 706 branches, 9,741employees and more than 1.7 million customers
- Total assets of €79bn, customer loans of €59bn and deposits of €40bn as of Mar-14
- The bank sold 33% of its consumer finance US operations in Oct-11 to Warburg, KKR and Centerbridge Partners
- Completed IPO of its US consumer subsidiary in Jan-14

Source Company publicly available information, Bloomberg as of June, 10th 2014, market capitalization based on 30-day volume-weighted average share price until April. 28th 2014

ROTHSCHILD

4.2 Brief overview of Santander S.A.

Spain represents 23% of total assets and 24% of loans; however, currently only 6% of net income

United Kingdom represents 26% of total assets and 35% of loans; however, only 12% of revenues and 15% of net income

Brazil is the biggest contributor to the P&L with 34% of total revenues, 26% of net income and only 11% of total assets and 10% of loans

Assets (December 31st, 2013)[1]


Corporate activities 15%
Spain 23%
Portugal 3%
Poland 2%
Santander CF 6%
United Kingdom 26%
Brazil 11%
Mexico 4%
Chile 3%
Other latam 2%
USA 5%

Total: €1,115.6bn[3]

Loans (December 31st, 2013)[1]


USA 6%
Spain 24%
Portugal 4%
Poland 3%
Santander CF 9%
United Kingdom 35%
Brazil 10%
Mexico 3%
Chile 4%
Other latam 2%

Total: €650.6bn[3]

Deposits (December 31st, 2013)[1]


Corporate activities 1%
Spain 30%
Portugal 4%
Poland 3%
Santander CF 5%
United Kingdom 31%
Brazil 10%
Mexico 4%
Chile 3%
Other latam 3%
USA 6%

Total: €572.9bn[3]

Revenues (2013)[1,4]


USA 5%
Spain 17%
Portugal 2%
Poland 3%
Santander CF 8%
United Kingdom 12%
Brazil 34%
Mexico 8%
Chile 6%
Other latam 5%

Total: €39.7bn[3]

Net income (2013)[1,4]


Spain 6%
Portugal 1%
Poland 6%
Santander CF 10%
United Kingdom 15%
Brazil 26%
Mexico 12%
Chile 8%
Other latam 7%
USA 9%

Total: €5.5bn[3]

Branches (December 31st, 2013)[2]


Other 2%
Spain 29%
Portugal 5%
Poland 6%
Santander CF 4%
United Kingdom 8%
Brazil 26%
Mexico 9%
Chile 3%
Argentina 3%
USA 5%

Total: 13,927[2]

Source Santander S.A. 2013 Annual Report and Santander S.A. 2013 January – December Financial Report. **Notes:** 1) As reported in Santander S.A. 2013 January – December Financial Report. 2) As reported in Santander S.A. 2013 Annual Report. 3) Santander S.A. consolidated figure as reported in Santander S.A. 2013 Annual Report. 4) Geographical breakdown does not include "Corporate activities"

4.3 Historical financial analysis of Santander S.A.

Balance sheet

Balance sheet - Assets

€m	2011	2012	2013	1Q14
Cash and deposits in CB	96,524	118,488	77,103	82,402
Trading portfolio	172,638	177,917	115,289	128,631
Other financial assets at fair value	19,563	28,356	31,381	38,992
Available for sale securities	86,613	92,266	83,799	90,889
Interbank loans	42,389	53,785	56,017	46,357
Customer loans	730,296	696,014	650,581	677,639
Hedge derivatives	9,898	7,936	8,301	n.a.
Non current assets held for sale	5,338	5,700	4,892	n.a.
Participacions	4,155	4,454	5,536	3,502
Pension liabilities	2,146	405	342	n.a.
Fixed assets	13,846	13,860	13,654	n.a.
Intangible assets	28,083	28,062	26,241	n.a.
Tax assets	22,901	27,053	26,819	n.a.
Other assets	17,136	15,304	15,683	100,305
Total assets	**1,251,526**	**1,269,600**	**1,115,638**	**1,168,718**

Balance sheet - Liabilities

€m	2011	2012	2013	1Q14
Trading portfolio	146,948	143,242	94,673	105,947
Other financial liabilities at fair value	44,909	45,418	42,311	51,500
Deposits from central banks	34,996	50,938	9,788	11,125
Interbank funding	81,373	80,732	76,534	86,988
Customer deposits	588,977	589,104	572,853	573,255
Debt securities	189,110	201,064	171,390	179,446
Subordinated debt	22,992	18,238	16,139	17,738
Hedge derivatives	6,444	6,444	5,283	n.a.
Provisions	15,572	16,148	14,475	14,900
Tax liabilities	8,174	7,765	6,079	n.a.
Other liabilities	29,172	29,232	26,211	45,298
Total liabilities	1,168,667	1,188,325	1,035,736	1,086,197
Valuation adjustments	(4,482)	(9,474)	(14,152)	(13,253)
Equity	80,896	81,334	84,740	85,631
Minorities	6,445	9,415	9,314	10,142
Shareholders' equity	82,859	81,275	79,902	82,520
Total liabilities and equity	**1,251,526**	**1,269,600**	**1,115,638**	**1,168,718**

Source Santander S.A. 2011, 2012 and 2013 Auditor's Report and Annual Consolidated accounts and Santander S.A. 2014 January – March Financial Report

4.4 Historical financial analysis of Santander S.A.

Profit & loss and key ratios

Profit & loss

€m	2011	2012	2013	1Q14
Interest income	60,856	58,791	51,447	n.a.
Interest expense	(30,035)	(28,868)	(25,512)	n.a.
Net interest income	**30,821**	**29,923**	**25,935**	**6,992**
Net comissions	10,472	10,261	9,761	2,331
Financial result	2,838	3,329	3,234	767
FX result	(522)	(189)	160	n.a.
Other income/expense	469	960	587	34
Total noninterest income	**13,257**	**14,361**	**13,742**	**3,132**
Total revenues	**44,078**	**44,284**	**39,677**	**10,124**
Personnel expenses	(10,326)	(10,306)	(10,069)	(2,455)
Administrative expenses	(7,455)	(7,495)	(7,383)	(1,801)
D&A	(4,710)	(3,661)	(4,573)	(590)
Total noninterest expense	**(22,491)**	**(21,462)**	**(22,025)**	**(4,847)**
Provision for loan losses	(11,868)	(18,880)	(11,227)	(2,695)
Other provisions	(1,517)	(508)	(503)	(87)
Other income/expense	(263)	149	1,730	(347)
Net income before taxes	**7,939**	**3,583**	**7,652**	**2,149**
Taxes	(1,776)	(590)	(2,113)	(569)
Profit/(loss) from disc. op.	(24)	70	(15)	(0)
Net income	**6,139**	**3,063**	**5,524**	**1,579**

Key ratios

	2011	2012	2013	1Q14
RoE	7.5%	3.7%	6.9%	7.8%
RoA	0.50%	0.24%	0.46%	0.55%
NIM (% of ATA)	2.50%	2.37%	2.17%	2.45%
Total revenues (% ATA)	3.57%	3.51%	3.33%	3.55%
Net commissions/Revenues	23.8%	23.2%	24.6%	23.0%
CIR	51.0%	48.5%	55.5%	47.9%
Opex (% of ATA)	1.82%	1.70%	1.85%	0.42%
LTD	124.0%	118.1%	113.6%	118.2%
Cost of risk (% ATA)	1.08%	1.54%	0.98%	0.97%
Effective tax rate	22.4%	16.5%	27.6%	26.5%
Core Tier 1 ratio	10.0%	10.3%	11.7%	10.6%[1]
TBV / Tangible assets	3.9%	3.5%	3.8%	3.8%[2]

Source Santander S.A. 2011, 2012 and 2013 Auditor's Report and Annual Consolidated accounts and Santander S.A. 2014 January – March Financial Report. **Notes:** 1) 1Q14 Core Tier 1 ratio not comparable with previous years as it refers to new regulation which entered in force in January 2014 (CRD IV). 2) Tangible book defined for 1Q14 as "Shareholders' equity" + "Equity adjustments by valuation" – "Goodwill" (as per Santander S.A. 2014 January – March Financial Report) – "Other intangible assets" (as per Santander S.A. 2013 Auditor's Report and Annual Consolidated accounts) and Tangible assets defined for 1Q14 as "Total assets" – "Goodwill" (as per Santander S.A. 2014 January – March Financial Report) – "Other intangible assets" (as per Santander S.A. 2013 Auditor's Report and Annual Consolidated accounts)

4.5 Santander S.A. key milestones

Key dates timetable

Date	Milestone
1857	Foundation of Banco Santander in Santander (Spain)
1920-1930	Beginning of the domestic expansion
1940	Consolidation of the bank's presence across Spain through the acquisition of small local franchises
1947	Beginning of the international expansion with the opening of branches Cuba, Argentina, Mexico, Venezuela and London
1960	First international acquisition (Banco del Hogar in Argentina)
1967	Santander IPO
1975-1989	Reinforcement through acquisition of local franchises of the bank's presence across Latin America (Banco Español-Chile (1982), First National Bank de Puerto Rico (1976)), Portugal (1988) and Germany (1989)
1990-2000	Consolidation of the bank's presence across Latam (mainly acquisition of Banco General de Comercio (1997), Banco Noroeste (1998), Meridional (2000) and Banespa (2000) in Brazil, Grupo Financiero Invermexico in Mexico (1996) and Banco Rio in Argentina (1997)), merger with Banco Central Hispano (1999) and acquisition of Banesto (1994) and Totta in Portugal (2000)
2000-2005	Expansion to the US and UK with the acquisitions of Abbey (2004) and a c.20% stake in Sovereign (2005)
2006-2008	Acquisition of Banco Real in Brazil (2007) and Alliance & Leicester and Bradford & Bingley in UK (2008)
2010	Full acquisition of Sovereign Bancorp in the USA
2011	Consolidation of its operations in Germany with the acquisition of SEB and in Poland with BZ WBK
2012	
2013	BZ WBK merger with Kredyt Bank and acquisition of Banesto minorities

Source Company webpage

4.6 Spanish banking system overview

Spanish banks leaving behind the crisis; P&L full recovery expected for 2016

Significant consolidation has taken place in the last 4 years

Significant improvement of the macro prospects as the Spanish economy gradually corrects all the imbalances that originated the crisis back in 2008

Consolidation and cost optimization key to increased profitability for the Spanish banks

Santander S.A. is #3 bank in Spain with €281bn total assets and a 9.3% market share

Ranking of Spanish banking sector by total assets (domestic data, December 31st 2013) (€bn)



Total assets in Spain (2013)
Market share (%)
400
300
200
100
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
11.2%
10.4%
9.3%
8.3%
5.4%
4.9%
2.5%
2.1%
2.1%
2.0%
1.8%
1.7%
1.6%
1.5%
1.4%
340
316
281
251
163
148
77
63
63
61
55
53
48
45
42
CaixaBank
BBVA
Santander
Bankia
Sabadell
Popular
Unicaja Banco
Catalunya Banc
Ibercaja Banco
Kutxabank
Bankinter
NCG Banco
BMN
Liberbank
C. Rurales Unidas

Current key themes in the Spanish banking landscape

- The Spanish economy is recovering faster than expected driven by improving confidence, household consumption, funding costs, current account and a stabilizing labor and housing market. This is already positively affecting banks fundamentals:
  - Gradual improvement in **asset quality** (improving NPL entries and stability in coverage ratios) combined with initial steps towards a more meaningful reduction of RE assets
  - Significant improvement in **funding** costs driven by fall in retail term deposits costs and improved access to wholesale markets given investors' change in risk perception
  - **Basel III capital position** significantly improved after Government guarantee on certain DTAs (private domestic Spanish banks already complying with Basel III fully loaded market requirements)
  - **Increased profitability ratios** driven by falling retail deposits costs, new business higher spreads and the important restructuring process undertaken by Spanish banks

Source Companies financial statements, AEB, CECA, UNACC, Bank of Spain and Factset

4.7 Valuation by volume weighted average price (1/2)

VWAP points to €6.05 in the last twelve months prior to the announcement date and €7.39 from the announcement date to June, 10th 2014

Volume weighted average price (April, 29th 2013 to April, 28th 2014)


Price per share (€)
Volume (€m)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
2,500
2,000
1,500
1,000
500
-
Material Fact release (April 29th, 2014)
VWAP €6.05
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Volume
Share price - (€)

Volume weighted average price (April 29th 2014 to June 10th 2014)


Price per share (€)
Volume (€m)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
2,500
2,000
1,500
1,000
500
-
VWAP €7.39
Apr-14
May-14
May-14
May-14
May-14
Jun-14
Jun-14
Volume
Share price - (€)

Source: Factset as of June, 10th 2014

4.8 Valuation by volume weighted average price (2/2)

Average price calculated for the periods of 1, 30, 60, 90, 180 trading days and 1 year before the date of the Material Fact and for the period since the date of the Material Fact until June, 10th 2014

Summary

Trading days prior to the Material Fact release	Average share price (€) Weighted by trading volume
1 trading day	7.05
30 trading days	7.06
60 trading days	6.79
90 trading days	6.70
180 trading days	6.50
12 months (from April 29th, 2013 until April 28th, 2014)	6.05
From the date of the Material fact release until June, 10th 2014	7.39

Source Factset as of June, 10th 2014

4.9 Shareholder´s equity book value per unit

Book value and tangible book value per share as of March, 31st 2014 points to €6.28 and €3.76, respectively

Book value per Share calculation		
As of March 31st, 2014		
Total shareholders' equity[2]	€m	72,379
Total shares outstanding [3]	m	11,561
Treasury shares[4]	m	(39)
Total shares outstanding net of treasury shares	m	11,522
Shareholders' equity / Share	**€**	**6.28**

Tangible book value per Share calculation		
As of March 31st, 2014		
Total tangible shareholders' equity[5]	€m	43,363
Total shares outstanding [3]	m	11,561
Treasury shares[4]	m	(39)
Total shares outstanding net of treasury shares	m	11,522
Tangible shareholders' equity / Share	**€**	**3.76**

Source: Company information and CNMV

Notes
1 IFRS accounting principles
2 Book value defined as "Shareholders' equity" + "Equity adjustments by valuation" (as per Santander S.A. 2014 January – March Financial Report)
3 11,561m outstanding shares (as per Santander S.A. 2014 January – March Financial Report)
4 39m treasury shares as per Comisión Nacional del Mercado de Valores as of June, 10th 2014
5 Tangible book corresponds to "Shareholders' equity" + "Equity adjustments by valuation" – "Goodwill" (as per Santander S.A. 2014 January – March Financial Report) – "Other intangible assets" (as per Santander S.A. 2013 Auditor's Report and Annual Consolidated accounts)

4.10 Comparable trading multiples methodology

Details on methodology applied

- Pursuant to CVM Instruction 361, Rothschild has selected the comparable trading multiples valuation approach in order to estimate the economic value of Santander S.A.
- Comparable Trading Multiples is a relative valuation method which estimates the value of a company using metrics of similar publicly traded companies; traditional trading multiples include P/E and P/TBV
  - P/E multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Factset as of June, 10th 2014 and consensus estimates of net income for Santander S.A. and selected comparable companies published by Factset as of June, 10th 2014
  - P/TBV multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Factset as of June, 10th 2014 and tangible book values[1] as of March 31st 2014
    - Given disparity in level of goodwill and intangibles among peers, P/BV[2] was not considered
- Selected comparable companies are European banks with a retail focus (a description of the selected institutions is provided on Appendix A):
  - HSBC
  - BNP Paribas
  - Lloyds Banking Group
  - BBVA
  - Nordea
  - Intesa Sao Paolo
  - UniCredit
  - Société Générale
  - Crédit Agricole
- The institutions selected have similar business models than that of Santander S.A.
  - We have excluded from the sample European banks with significant investment banking operations (i.e. Deutsche Bank, Barclays, Credit Suisse and UBS), not geographically diversified or without large retail operations in Europe (i.e. Standard Chartered) and those still partially nationalized or immersed in a restructuring process (i.e. Royal Bank of Scotland, ING and Commerzbank)

Notes

1 Tangible book corresponds to "Shareholders' equity" + "Equity adjustments by valuation" – "Goodwill" (as per Santander S.A. 2014 January – March Financial Report) – "Other intangible assets" (as per Santander S.A. 2013 Auditor's Report and Annual Consolidated accounts)

2 Book value defined as "Shareholders' equity" + "Equity adjustments by valuation" (as per Santander S.A. 2014 January – March Financial Report)

4.11 Trading multiples

Trading multiples

	Market cap[1]	Price / Earnings multiples			CAGR	Price / Tangible Book multiple	
	€bn	P / E 14E	P / E 15E	P / E 16E	*14E-16E*	Tangible BV (€bn)	P / TBV[2]
HSBC	139.8	10.87x	9.87x	9.31x	*8.0%*	111.8	1.25x
BNP PARIBAS	69.9	12.09x	10.07x	8.63x	*18.4%*	77.6	0.90x
LLOYDS BANKING GROUP	64.1	15.81x	10.12x	8.99x	*32.6%*	43.9	1.46x
BBVA	51.8	16.70x	11.58x	9.59x	*31.9%*	34.1	1.52x
Nordea	40.9	11.21x	10.48x	10.00x	*5.9%*	25.0	1.64x
INTESA SANPAOLO	38.1	19.09x	13.18x	10.28x	*36.3%*	37.5	1.01x
UniCredit Bank	37.8	19.51x	13.02x	10.97x	*33.4%*	42.1	0.90x
SOCIETE GENERALE	34.7	11.44x	8.49x	7.75x	*21.5%*	45.1	0.77x
CA	28.7	10.15x	8.21x	7.45x	*16.7%*	29.9	0.96x
Average		**14.10x**	**10.56x**	**9.22x**	***22.7%***		**1.16x**
Median		**12.09x**	**10.12x**	**9.31x**	***21.5%***		**1.01x**
For reference: Santander S.A.							
Santander	81.3	13.90x	11.25x	9.93x	*18.3%*	43.4	1.88x

Source Company information and Factset

Notes

1 Based on the 30-day volume-weighted average share price until April 28th, 2014 (adjusted by cash dividends, historical pricing and historical volume)

2 Intangible assets of HSBC, Lloyds Banking Group, Société Générale and Intesa Sanpaolo as of December 31st 2013

4.12 Valuation based on comparable trading multiples

Trading multiples methodology, based on P/E, points to a range between €6.07 and €6.67 per share

Price to Earnings analysis

€m	2014E	2015E	2016E	Mid-point ("MP")	Min range (MP - 4.75%)	Max range (MP + 4.75%)
Selected P/E multiple	12.1x	10.1x	9.3x			
Net income (consensus)[1]	5,849	7,225	8,192			
Implied Equity Value (100%)	**70,731**	**73,146**	**76,287**	**73,388**	**69,902**	**76,874**
Total share net of treasury shares - m[2]	11,522	11,522	11,522	11,522	11,522	11,522
Value per share (€)	**6.14**	**6.35**	**6.62**	**6.37**	**6.07**	**6.67**

Price to Tangible Book Value analysis

€m	Mid-point ("MP")	Min range (MP - 4.75%)	Max range (MP + 4.75%)
Selected P/TBV multiple (sample median)	1.01x		
Tangible book value (31-Mar-2014)[3]	43,363		
Implied Equity Value (100%)	**43,974**	**41,885**	**46,063**
Total share net of treasury shares - m[2]	11,522	11,522	11,522
Value per share	**3.82**	**3.64**	**4.00**

Source Company information and Factset
Notes
1 Consensus estimates of earnings for Santander S.A. published by Factset as of June, 10th 2014
2 11,561m shares (as per Santander S.A. 2014 January – March Financial Report) and 39m treasury shares as per Comisión Nacional del Mercado de Valores as of June, 10th 2014
3 Tangible book corresponds to "Total equity" – "Minority Interests" – "Equity adjustments by valuation" – "Goodwill" (as per Santander S.A. 2014 January – March Financial Report) – "Other intangible assets" (as per Santander S.A. 2013 Auditor's Report and Annual Consolidated accounts)

Appendix A. Selected peers for Santander Brazil and Santander S.A.

A.1 Selected peers for Santander Brazil

Peer	Key financials	Comments
Itaú	**R$m — Dec-13** Total loans 411,702 Total assets 1,027,297 Total deposits 274,383 Equity 83,223 Net income 16,424 RoAE 20.9% NIM (% of ATA) 5.4% CIR n.a. LTD 150% CT1 ratio 11.6%	▪ Itaú Unibanco is the second largest Brazilian bank in terms of total assets ▪ It resulted from the merger of Itaú and Unibanco in 2008 ▪ It is present in more than 20 countries and proposes financial products for both individuals and companies ▪ Its main segments are (i) commercial banking and institutional client operations, (ii) investment banking, (iii) wholesale and (iv) private banking ▪ It has over 40 million clients with ~33 thousand points of service distributed throughout Brazil and abroad, being ~4 thousand branches, 875 service centers (PABs) and over ~28 thousand ATMs ▪ As of December 31st, 2013, the bank had R$1,027bn of total assets and R$412bn of customer loans
Bradesco	**R$m — Dec-13** Customer loans 323,980 Total assets 838,302 Customer dep. 216,218 Equity 71,884 Net income 12,396 RoAE 17.3% NIM (% of ATA) 7.1% CIR n.a. LTD 150% CT1 ratio 12.3%	▪ Bradesco is the third largest Brazilian bank in terms of total assets ▪ Bradesco's activities includes of banking and sale of financial products (loans, insurance, asset management, among others) for individuals as well as for small, mid-sized and major local and international corporations and institutions in Brazil and abroad ▪ It has over ~74 million clients with a distribution network composed of ~4.7 branches, over ~48 thousand ATMs spread in every Brazilian municipality ▪ As of December 31st, 2013, Bradesco had R$838bn of total assets and R$324bn of customer loans
Banco do Brasil	**R$m — Dec-13** Customer loans 580,420 Total assets 1,162,168 Customer dep. 461,425 Equity 73,192 Net income 10,438 RoAE 15.2% NIM (% of ATA) 4.4% CIR 44.4% LTD 126% CT1 ratio 10.5%	▪ Banco do Brasil is the oldest Brazilian bank (it was founded in 1808) and the largest bank in terms of total assets ▪ It is controlled by the Federal Government ▪ The bank offers a wide range of financial services to individuals, institutions and government entities: banking, insurance, pension schemes, asset management and means of payments ▪ The bank has over ~19 thousand points of service, including ~5.5 thousand branches, which serve its ~61.4 million customers ▪ As of December 31st, 2013, the bank had R$1,162bn of total assets and R$580bn of customer loans

Source Company information

A.2 Selected peers for Santander S.A.

Peer	Key financials	Comments
HSBC	€m / Dec-13 Customer loans 788,514 Total assets 1,949,795 Customer dep. 1,082,304 Equity 139,016 Net income 12,992 RoAE 7.0% NIM (% of ATA) 1.3% CIR 67.4% LTD 72.9% CT1 ratio 13.6%	▪ Headquartered in London, HSBC is the largest bank by total assets and market capitalization in Europe ▪ International network covers around 80 countries with a total workforce of 270,000 employees ▪ Provides a wide range of financial services to around 55 million customers through: Retail Banking and Wealth Management, Commercial Banking, Global Banking and Markets, and Global Private Banking ▪ Major retail and corporate banking franchise in Europe and Asia ▪ Key retail markets include HK, UK, Australia, China, India, Indonesia, Malaysia, Singapore, Taiwan, Vietnam, France, Germany, Switzerland, Turkey, Egypt, Saudi Arabia, UAE, Canada, USA, Argentina, Mexico ▪ Listed on the London, Hong Kong, New York, Paris and Bermuda stock exchanges (market cap €139.8bn)
BNP PARIBAS	€m / Dec-13 Customer loans 316,197 Total assets 1,136,668 Customer dep. 291,270 Equity 62,131 Net income 4,996 RoAE 8.2% NIM (% of ATA) 0.4% CIR 61.5% LTD 108.6% CT1 ratio 10.3%	▪ Headquartered in Paris, BNP is the leading provider of banking and financial services in the euro zone ▪ Present in 78 countries and has almost 190,000 employees, including over 145,000 in Europe ▪ Four domestic retail banking markets in Europe, namely in Belgium, France, Italy and Luxembourg ▪ Holds key positions in its three activities: – Retail Banking which includes 4 domestic markets (France, Italy, Belgium and Luxembourg), international markets and Personal Finance – Investment Solutions – Corporate and Investment Banking ▪ Listed on the Paris stock exchange (market cap €69.9bn)
LLOYDS BANKING GROUP	€m / Dec-13 Customer loans 361,506 Total assets 618,247 Customer dep. 322,113 Equity 28,711 Net income (585) RoAE *n.m.* NIM (% of ATA) 0.8% CIR 42.8% LTD 112.2% CT1 ratio 14.0%	▪ Headquartered in London, Lloyds is one of the leading UK based financial services group ▪ Present in 30 countries operating with different brand names and with a total workforce of over 104,000 employees ▪ Provides a wide range of banking and financial services to its over 30 million client base, mainly focused on personal and commercial clients ▪ The Group's main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. ▪ Listed on the London and New York stock exchanges (market cap €64.1bn)

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

A.3 Selected peers for Santander S.A.

Peer	Key financials	Comments
BBVA	€m — Dec-13 Customer loans 323,607 Total assets 582,575 Customer dep. 300,490 Equity 44,850 Net income 2,981 RoAE 6.7% NIM (% of ATA) 2.3% CIR 51.5% LTD 107.7% CT1 ratio 12.2%	▪ Headquartered in Madrid, BBVA is one of the leading Spanish financial service groups ▪ Present in over 30 countries worldwide through with different brand names and partnerships with top market players in China and Turkey. It as a total workforce of c.110,000 employees ▪ Provides a wide range of financial services to its over 53 million clients operating in four main business areas, namely retail banking, asset management, private banking and wholesale banking ▪ Additional to its strong position in the Spanish market, it is the top financial institution in Mexico and has leading franchises in South America and the Sunbelt region in the US ▪ Listed on the Madrid stock exchange (market cap €51.8bn)
Nordea	€m — Dec-13 Customer loans 342,451 Total assets 630,434 Customer dep. 200,743 Equity 29,209 Net income 3,116 RoAE 10.9% NIM (% of ATA) 0.9% CIR 51.0% LTD 170.6% CT1 ratio 14.9%	▪ Headquartered in Stockholm, Nordea is the largest financial services group in the Nordic region with leading positions in corporate merchant banking, retail banking and private banking ▪ Leading market position in most Nordic markets in both retail and wholesale banking with a total workforce of 29,500 employees. It is also the largest provider of life and pensions products in the Nordic countries ▪ Total of 11 million household customers and 550,000 corporate customers ▪ Key retail markets: Nordic region (Denmark, Finland, Norway, Sweden), Baltics, Poland ▪ Leading largest distribution network in the Nordic and Baltic Sea region with c.900 branches ▪ Listed on the Stockholm stock exchange (market cap €40.9bn)
Intesa Sanpaolo	€m — Dec-13 Customer loans 343,991 Total assets 626,283 Customer dep. 228,890 Equity 45,058 Net income (4,557) RoAE *n.m.* NIM (% of ATA) 1.5% CIR 95.3% LTD 150.3% CT1 ratio 11.3%	▪ Headquartered in Torino, Intesa is the result of the merger of SanPaolo IMI and Banca Intesa. It is currently the leading provider of financial products and services to both households and businesses in Italy ▪ Present in over 40 countries with over 100,000 employees to operate a network of approximately 5,000 branches in Italy with a 16% market share in customer loans and 17% in customer deposits ▪ The Group is also present in Central and Eastern Europe and in Middle Eastern and North Africa ▪ Among the top players in several countries with 8.4m customers and approximately 1,500 branches ▪ #1 in Italy, #1 in Serbia, #2 in Croatia and Slovakia, #3 in Albania, #5 in Bosnia, Egypt and Hungary, and #8 in Slovenia ▪ Mainly focused on banking intermediation, bancassurance, pension funds, asset management and factoring ▪ Listed on the Rome stock exchange (market cap €38.1bn)

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

A.4 Selected peers for Santander S.A.

Peer	Key financials		Comments
UniCredit Bank	€m	Dec-13	▪ Headquartered in Rome, UniCredit is the result of the merger of nine of Italian largest banks and the subsequent combination with the German HVB Group and the Italian Capitalia Group ▪ UniCredit is one of the largest banking groups in Europe, with a total workforce of c.150,000 employees ▪ Operates in 22 European countries with strong positions in 4 core markets: – #2 in Italy with 13% market share, and 4,235branches – #1 in Austria with 15% market share1 and 280 branches – #3 in Germany (among private banks) with 3% market share1 and 860 branches – #1 in CEE countries (29% in Croatia, 17% in Bosnia, 16% in Bulgaria, 10% in Poland, 4, 9% in Turkey) ▪ Listed on the Milan stock exchange (market cap €37.8bn)
	Customer loans	231,171	
	Total assets	398,307	
	Customer dep.	270,751	
	Equity	46,078	
	Net income	(11,601)	
	RoAE	*n.m.*	
	NIM (% of ATA)	1.0%	
	CIR	50.7%	
	LTD	85.4%	
	CT1 ratio	27.4%	
Societe Generale	€m	Dec-13	▪ Headquartered in Paris, Société Générale is one of the top three banking institutions in France and is ranked amongst the top 10 in Europe ▪ Present in 76 countries with over 154,000 employees ▪ It offers a wide range of financial services such as retail banking, corporate and investment banking, private banking, asset management and insurance to a total of 32 million clients worldwide ▪ The Group's main business areas include retail banking and specialised financial services, corporate and investment banking and global investment management and services ▪ Listed on the Paris stock exchange (market cap €34.7bn)
	Customer loans	333,535	
	Total assets	1,235,262	
	Customer dep.	344,687	
	Equity	54,101	
	Net income	2,525	
	RoAE	4.7%	
	NIM (% of ATA)	0.8%	
	CIR	71.8%	
	LTD	96.8%	
	CT1 ratio	10.0%	
Crédit Agricole	€m	Dec-13	▪ Headquartered in Paris, Crédit Agricole is a leading bank in France and one of the largest in Europe ▪ It has presence in approximately 60 countries – #1 in bancassurance in France – #2 in asset management in Europe ▪ Provides a full spectrum of retail banking businesses and related specialised businesses: insurance, asset management, leasing and factoring, consumer finance and corporate and investment banking to a total of 51 million clients ▪ Listed on the Paris stock exchange (market cap €28.7bn)
	Customer loans	301,111	
	Total assets	1,536,873	
	Customer dep.	484,620	
	Equity	47,889	
	Net income	2,881	
	RoAE	6.2%	
	NIM (% of ATA)	0.8%	
	CIR	70.4%	
	LTD	62.1%	
	CT1 ratio	10.0%	

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

Appendix B. Overview of the main players in the Brazilian banking industry

B.1 Large and diversified commercial banks

Publicly traded banks in Brazil

Similarity

- ● = *Very high*
- ◕ = *High*
- ◑ = *Moderate*
- ◔ = *Low*
- ○ = *Very low*

	Similarity with Santander Brasil[1]	Market data (R$m)		Balance sheet data (R$m)[3]		
		Market cap[2]	ADTV	Total assets	Book value	Tangible BV
Itaú	● (Very high)	148,649	387	1,027,297	83,223	75,520
Bradesco	● (Very high)	134,896	358	838,302	71,884	63,664
Banco do Brasil	● (Very high)	63,594	173	1,162,168	73,192	60,747

Source Companies, Bloomberg (as of 4Q13 – according to IFRS)
Notes
1 Based on size and business mix
2 Based on the 30-day average share price until April 28th, 2014
3 IFRS, as of 4Q13

B.2 Large but less diversified banks

Publicly traded banks in Brazil

Similarity

- ● *= Very high*
- ◕ *= High*
- ◐ *= Moderate*
- ◔ *= Low*
- ○ *= Very low*

	Similarity with Santander Brasil[1]	Market data (R$m)		Balance sheet data (R$m)[3]		
		Market cap[2]	ADTV	Total assets	Book value	Tangible BV
BTG Pactual	◐	26,262	36	179,149	16,091	15,267

Source Companies, Bloomberg (as of 4Q13 – according to BR GAAP, in absence of publication in IFRS)
Notes
1 Based on size and business mix
2 Based on the 30-day average share price until April 28th, 2014
3 IFRS, as of 4Q13

B.3 Mid-sized commercial banks

Publicly traded banks in Brazil

Similarity

- ● = Very high
- = High
- = Moderate
- = Low
- = Very low

	Similarity with Santander Brasil[1]	Market data (R$m)		Balance sheet data (R$m)[3]		
		Market cap[2]	ADTV	Total assets	Book value	Tangible BV
Banrisul	Moderate	4,752	10	54,115	5,332	5,296
Banco Daycoval	Low	2,312	2	14,575	2,433	2,433
Banco do Nordeste	Low	2,133	0	33,818	3,040	3,028
Banco ABC Brasil	Low	1,779	3	15,764	1,974	1,953
BicBanco	Low	1,935	0	15,438	1,925	1,817
Pan Americano	Low	1,953	0	21,923	2,239	1,990
Pine	Low	926	1	10,383	1,278	1,276
Banco da Amazônia	Low	883	0	11,330	1,625	1,504
ParanáBanco	Low	919	0	4,769	1,655	1,654
Banco Alfa	Low	524	0	13,526	1,202	1,201

Source Companies, Bloomberg (as of 4Q13 – according to IFRS, except for Banco da Amazônia in BR GAAP)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

B.4 Small commercial banks

Publicly traded banks in Brazil

	Similarity with Santander Brasil[1]	Market data (R$m)		Balance sheet data (R$m)[3]		
		Market cap[2]	ADTV	Total assets	Book value	Tangible BV
BRB Banco de Brasília	Very low	1,015	0	11,577	1,102	1,068
Banestes	Very low	638	0	14,275	972	955
Mercantil do Brasil	Very low	435	0	14,139	812	770
Banco Sofisa	Very low	399	0	3,666	679	674
BI&P Banco Indusval & Partners	Very low	356	0	4,933	681	636

Similarity

- ● = Very high
- ◕ = High
- ◑ = Moderate
- ◔ = Low
- ○ = Very low

Source Companies, Bloomberg (as of 4Q13 – according to IFRS)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

Appendix C. Selected analyst estimates for Santander Brazil and peers

C.1 Selected analyst estimates for Santander Brazil and peers

Selected analyst estimates for Santander Brazil

Broker	Date	Net income (R$m) 2014	2015	2016
BANCO VOTORANTIM	May 12, 14	7,345	8,041	8,962
BB BANCO DE INVESTIMENTO S.A.	Feb 04, 14	6,044	6,778	–
BRADESCO CORRETORA DE VALORES	May 12, 14	5,897	6,393	–
BTG PACTUAL	Jan 31, 14	4,639	5,935	–
CREDIT SUISSE - LATIN AMERICA	Jun 04, 14	4,796	6,563	–
ESPIRITO SANTO INVESTMENT BANK	May 06, 14	3,326	4,328	5,944
ITAU BBA	Mar 12, 14	4,684	5,358	6,265
UBS	May 17, 14	4,993	5,488	6,119
UNDISCLOSED	May 26, 14	5,054	4,926	5,454
UNDISCLOSED	May 06, 14	6,060	6,882	7,252
UNDISCLOSED	May 26, 14	5,292	6,090	6,488
UNDISCLOSED	Jan 31, 14	5,252	6,141	7,058
Average		**5,282**	**6,077**	**6,693**
Median		**5,153**	**6,115**	**6,377**

Selected analyst estimates for Itaú

Broker	Date	Net income (R$m) 2014	2015	2016
BANCO VOTORANTIM	Apr 30, 14	17,112	19,795	23,022
BRADESCO CORRETORA DE VALORES	May 20, 14	18,670	20,660	–
BTG PACTUAL	May 02, 14	17,807	19,656	22,331
CREDIT SUISSE - LATIN AMERICA	Jun 09, 14	18,680	21,421	–
ESPIRITO SANTO INVESTMENT BANK	Mar 13, 14	17,620	20,960	24,192
SANTANDER	Jan 13, 14	17,246	18,839	–
UBS	May 16, 14	18,123	20,737	23,607
UNDISCLOSED	May 26, 14	17,887	19,263	22,507
UNDISCLOSED	Mar 24, 14	17,719	–	–
UNDISCLOSED	Apr 29, 14	18,443	21,132	–
UNDISCLOSED	May 08, 14	18,734	21,761	24,999
UNDISCLOSED	Jun 05, 14	18,319	21,062	23,574
UNDISCLOSED	Apr 29, 14	18,668	20,903	23,332
Average		**18,079**	**20,516**	**23,446**
Median		**18,123**	**20,820**	**23,453**

Source Consensus estimates of earnings published by Thomson as of June 10th, 2014

C.2 Selected analyst estimates for Santander Brazil and peers

Selected analyst estimates for Bradesco

Broker	Date	Net income (R$m) 2014	2015	2016
BANCO J SAFRA	May 02, 14	14,357	15,995	17,959
BANCO VOTORANTIM	Apr 25, 14	13,427	15,213	17,647
BB BANCO DE INVESTIMENTO S.A.	Feb 04, 14	13,314	15,454	–
BTG PACTUAL	Apr 28, 14	13,564	14,811	16,460
CREDIT SUISSE - LATIN AMERICA	Jun 04, 14	15,061	17,776	20,052
ESN/CAIXA BANCO INVESTIMENTO	Apr 08, 14	14,490	16,057	17,244
ESPIRITO SANTO INVESTMENT BANK	Mar 13, 14	14,493	16,766	19,251
ITAU BBA	Mar 12, 14	14,847	17,030	19,739
SANTANDER	Jan 14, 14	15,987	17,899	–
UBS	May 16, 14	13,946	15,905	17,808
UNDISCLOSED	May 26, 14	13,632	14,970	16,343
UNDISCLOSED	Mar 20, 14	13,579	–	–
UNDISCLOSED	Jan 30, 14	14,042	–	–
UNDISCLOSED	Apr 28, 14	14,330	16,263	18,141
UNDISCLOSED	May 26, 14	13,810	16,402	18,077
UNDISCLOSED	Apr 24, 14	14,380	16,122	17,619
Average		**14,204**	**16,190**	**18,028**
Median		**14,186**	**16,090**	**17,884**

Selected analyst estimates for Banco do Brasil

Broker	Date	Net income (R$m) 2014	2015	2016
BRADESCO CORRETORA DE VALORES	Feb 21, 14	9,246	10,846	12,025
BTG PACTUAL	May 09, 14	10,118	11,015	12,811
CREDIT SUISSE - LATIN AMERICA	Jun 04, 14	9,989	11,462	13,102
ESPIRITO SANTO INVESTMENT BANK	Apr 09, 14	10,772	12,708	14,797
ITAU BBA	Mar 12, 14	10,217	12,016	14,145
PLANNER CORRETORA DE VALORES SA	Feb 17, 14	11,210	–	–
SANTANDER	Feb 18, 14	13,298	16,257	18,596
UBS	May 16, 14	10,041	11,176	12,213
UNDISCLOSED	May 26, 14	10,423	10,745	12,239
UNDISCLOSED	Mar 20, 14	10,156	–	–
UNDISCLOSED	May 07, 14	10,028	10,993	–
UNDISCLOSED	May 14, 14	10,214	12,325	13,584
UNDISCLOSED	Jun 05, 14	10,248	11,388	12,630
UNDISCLOSED	May 07, 14	10,208	11,072	12,883
UNDISCLOSED	May 21, 14	9,354	10,226	11,260
Average		**10,368**	**11,710**	**13,357**
Median		**10,208**	**11,176**	**12,847**

Source Consensus estimates of earnings published by Thomson as of June 10th, 2014

Appendix D. Selected analyst estimates for Santander S.A. and peers

D.1 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for Santander S.A.

		Net income (€m)		
Broker	Date	2014	2015	2016
Ahorro	30 May '14	6,860	8,798	-
Banco Sabadell	11 Apr '14	4,985	6,748	8,016
Bankhaus Lampe	13 May '14	5,407	6,792	7,544
Bayerische Landesbank	24 Oct '13	6,072	-	-
BBVA	25 Mar '14	5,318	7,334	8,894
BEKA Finance	06 Jun '14	6,011	7,486	-
Berenberg	30 Jan '14	7,198	7,025	7,626
BPI	13 May '14	4,968	6,755	7,894
Deutsche Bank Research	29 May '14	5,562	6,667	7,681
Erste Group	02 Jun '14	5,713	7,225	-
Interdin Securities	15 Jul '13	6,152	7,466	-
Inverseguros	12 Sep '12	8,012	-	-
Keefe Bruyette & Woods	17 Apr '14	5,688	7,344	8,435
Kepler Cheuvreux	22 Apr '14	5,216	7,173	8,467
La Caixa	22 Apr '14	6,103	7,642	-
Landesbank Baden-Württeml	05 Feb '14	5,825	7,109	-
Mainfirst Bank AG	03 Jun '14	5,521	6,852	8,456
Natixis	29 Apr '14	6,130	8,119	9,357
Nomura Research	02 Jun '14	4,924	6,428	7,686
Nord LB	04 Jun '14	6,700	7,500	-
Oddo Securities	30 May '14	5,977	8,012	-
RBC Capital Markets	24 Oct '13	5,864	7,210	-
Societe Generale	29 May '14	4,938	7,280	8,274
Undisclosed	06 Jun '14	5,501	7,001	8,714
Undisclosed	22 Apr '14	4,488	6,430	7,813
Undisclosed	30 Jan '14	5,622	6,351	8,017
Undisclosed	26 May '14	6,775	8,783	10,183
Undisclosed	08 May '14	5,277	6,168	7,098
Undisclosed	30 Apr '14	5,961	7,701	8,946
Undisclosed	29 Apr '14	6,413	7,479	8,192
Undisclosed	29 Apr '14	6,123	7,441	8,620
Undisclosed	29 Apr '14	5,855	6,788	7,504
Average		**5,849**	**7,237**	**8,258**
Median		**5,840**	**7,218**	**8,192**

Selected analyst estimates for Lloyds Banking Group

		Net income (£m)		
Broker	Date	2014	2015	2016
Berenberg	02 May '14	2,938	4,308	4,347
Bernstein Research	20 Feb '14	6,162	5,592	5,835
Canaccord Genuity	19 Dec '13	4,331	5,222	-
Cenkos Securities	30 Sep '13	1,374	1,869	-
Deutsche Bank Research	01 May '14	3,519	5,459	6,156
Investec Securities	01 May '14	3,357	4,943	5,704
Jefferies	17 Jan '14	4,459	5,352	5,674
Keefe Bruyette & Woods	01 May '14	3,090	3,888	5,475
Liberum	12 Nov '13	3,215	3,950	-
Nomura Research	02 May '14	3,009	4,863	5,898
Numis Securities	06 Mar '14	2,302	4,193	4,523
RBC Capital Markets	01 May '14	3,119	6,055	6,818
Santander GBM	27 May '14	3,291	5,404	6,458
Seymour Pierce	26 Apr '10	4,989	-	-
Shore Capital Stockbrokers	19 Feb '14	5,092	5,931	-
Societe Generale	01 May '14	2,744	5,782	6,527
Undisclosed	15 Jul '10	7,039	-	-
Undisclosed	06 Feb '14	3,992	5,122	-
Undisclosed	22 May '14	2,556	5,374	6,076
Undisclosed	15 May '14	3,344	5,143	5,869
Undisclosed	01 May '14	3,106	4,524	5,311
Undisclosed	01 May '14	3,339	5,001	6,112
Undisclosed	20 May '14	5,483	5,628	5,798
Undisclosed	13 May '14	5,192	5,986	6,327
Undisclosed	02 May '14	5,381	6,076	7,039
Average		**3,857**	**5,029**	**5,886**
Median		**3,344**	**5,222**	**5,884**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

D.2 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for HSBC

Broker	Date	Net income (£m) 2014	2015	2016
Bankhaus Lampe	14 May '14	9,472	9,992	10,426
Bayerische Landesbank	11 Nov '13	11,905	-	-
Berenberg	12 Mar '14	11,203	12,034	14,796
Bernstein Research	06 Jun '14	11,674	13,795	16,821
BNP Paribas Securities	07 May '14	11,278	13,932	-
Bocom International	07 May '14	10,451	11,694	12,478
Cenkos Securities	30 Sep '13	11,255	13,672	-
DBS Vickers Securities	07 May '14	9,683	10,432	-
Deutsche Bank Research	22 May '14	10,609	11,927	13,575
Guotai Junan Securities	17 May '13	11,728	13,309	-
Investec Securities	07 May '14	8,887	10,451	11,405
Keefe Bruyette & Woods	07 May '14	10,219	10,691	12,659
Landesbank Baden-Württeml	07 May '14	10,612	11,556	-
Liberum	10 Apr '13	13,568	15,272	-
Maybank / Kim Eng	07 May '14	10,358	11,577	12,304
Mirae Asset Securities	30 Jul '12	13,634	-	-
Mizuho Securities Asia	22 Apr '14	10,347	11,928	13,440
Nomura Research	07 May '14	9,463	10,492	12,474
Numis Securities	01 May '13	13,320	15,322	17,593
Phillip Securities	08 Aug '13	14,207	15,632	-
RBC Capital Markets	03 Apr '14	10,688	11,808	-
Santander GBM	19 Sep '13	11,829	13,074	-
Shore Capital Stockbrokers	19 Mar '14	10,065	10,989	-
Standard Chartered	07 May '14	9,961	10,650	11,790
Undisclosed	27 Feb '12	14,557	-	-
Undisclosed	06 Feb '14	11,905	13,645	-
Undisclosed	07 Apr '14	9,206	10,112	11,331
Undisclosed	14 May '14	10,045	10,934	11,793
Undisclosed	09 May '14	8,150	9,078	9,862
Undisclosed	08 May '14	9,424	9,941	11,124
Undisclosed	27 Mar '14	10,668	12,562	14,277
Undisclosed	07 May '14	11,463	12,671	-
Average		**10,964**	**11,953**	**12,791**
Median		**10,612**	**11,694**	**12,389**

Selected analyst estimates for BNP

Broker	Date	Net income (€m) 2014	2015	2016
Banco Sabadell	25 Mar '14	5,913	6,938	7,368
Bankhaus Lampe	16 Apr '14	5,902	7,489	9,365
Bayerische Landesbank	01 Nov '13	6,641	-	-
Berenberg	05 Nov '13	4,960	5,306	5,354
CM CIC Securities	03 Jun '14	5,771	6,714	-
Deutsche Bank Research	29 May '14	5,550	6,732	7,897
Erste Group	30 May '14	5,924	7,369	-
Jefferies	06 Mar '14	6,330	7,450	8,780
Keefe Bruyette & Woods	20 May '14	2,040	6,569	7,840
Kepler Cheuvreux	13 May '14	6,451	7,824	8,861
Landesbank Baden-Württeml	03 Mar '14	6,382	7,356	-
Mainfirst Bank AG	30 Apr '14	5,769	7,730	8,484
Natixis	01 May '14	4,814	6,622	7,935
Nomura Research	30 Apr '14	5,159	6,890	8,094
Nord LB	04 Jun '14	5,700	7,200	-
Oddo Securities	21 May '14	2,438	7,111	8,576
RBC Capital Markets	30 Apr '14	5,737	6,663	7,690
Santander GBM	11 Apr '14	6,001	7,133	8,427
Societe Generale	13 May '14	6,574	7,761	9,121
Undisclosed	15 May '14	5,781	6,833	7,670
Undisclosed	25 Jan '13	7,295	7,981	-
Undisclosed	02 Jun '14	6,073	6,907	8,308
Undisclosed	30 May '14	234	6,207	7,574
Undisclosed	28 May '14	4,974	6,691	8,091
Undisclosed	19 May '14	5,380	6,494	7,687
Undisclosed	30 Apr '14	6,680	7,399	8,590
Average		**5,403**	**7,015**	**8,086**
Median		**5,776**	**6,938**	**8,093**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

D.3 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for BBVA

		Net income (€m)		
Broker	Date	2014	2015	2016
Ahorro	30 May '14	4,222	5,595	-
Banco Sabadell	06 May '14	3,675	5,162	5,852
Banesto Bolsa	26 Nov '12	4,910	-	-
Bankhaus Lampe	12 May '14	2,409	2,990	3,463
Bayerische Landesbank	25 Oct '13	4,191	-	-
BEKA Finance	06 Jun '14	3,781	5,118	-
Berenberg	11 Feb '14	3,622	4,600	5,423
BPI	13 May '14	2,582	4,030	5,187
Deutsche Bank Research	30 Apr '14	2,749	3,535	4,563
Interdin Securities	13 Jun '13	4,611	5,643	-
Keefe Bruyette & Woods	17 Apr '14	3,356	4,934	6,137
Kepler Cheuvreux	22 Apr '14	3,020	4,203	5,520
La Caixa	22 Apr '14	2,933	4,683	-
Landesbank Baden-Württeml	06 Feb '14	3,522	4,361	-
Mainfirst Bank AG	03 Jun '14	2,864	4,462	5,395
Natixis	01 May '14	3,095	4,227	5,191
Nomura Research	02 Jun '14	2,582	3,945	5,044
Nord LB	04 Jun '14	3,600	4,600	-
Oddo Securities	30 Apr '14	2,228	2,657	4,167
RBC Capital Markets	25 Oct '13	4,034	4,868	-
Santander GBM	04 Apr '14	3,580	5,436	6,515
Societe Generale	18 Mar '14	2,989	4,022	4,449
Undisclosed	26 May '14	3,713	5,081	6,466
Undisclosed	09 Jan '14	4,470	6,081	-
Undisclosed	23 Jan '14	3,518	4,356	5,578
Undisclosed	16 May '14	2,936	4,468	5,725
Undisclosed	08 May '14	2,699	3,800	4,507
Undisclosed	30 Apr '14	3,000	4,233	5,400
Undisclosed	30 Apr '14	2,905	4,816	5,059
Undisclosed	22 Apr '14	2,480	3,371	4,219
Undisclosed	11 Apr '14	3,099	4,808	5,545
Average		**3,335**	**4,486**	**5,210**
Median		**3,099**	**4,468**	**5,395**

Selected analyst estimates for Unicredit

		Net income (€m)		
Broker	Date	2014	2015	2016
Banca Akros	23 May '14	2,263	2,982	-
Banca IMI	14 May '14	1,998	2,758	3,078
Banco Sabadell	11 Mar '14	1,941	2,902	3,254
Bayerische Landesbank	13 Nov '13	1,713	-	-
Berenberg	12 May '14	1,640	3,338	2,579
Deutsche Bank Research	12 May '14	1,538	2,381	3,247
Equita Sim	28 May '14	1,501	2,829	2,968
Erste Group	30 May '14	2,026	3,037	-
ICBPI	12 May '14	2,030	2,976	3,477
Intermonte Securities	21 May '14	1,965	2,794	3,444
Keefe Bruyette & Woods	15 May '14	1,375	2,722	3,509
Kepler Cheuvreux	12 May '14	1,834	2,904	3,351
Landesbank Baden-Württeml	12 May '14	2,113	2,431	-
Mainfirst Bank AG	12 May '14	2,036	2,587	3,255
Natixis	12 May '14	2,324	3,167	3,817
Nomura Research	02 Jun '14	1,760	2,693	3,729
Nord LB	04 Jun '14	1,800	2,900	-
Oddo Securities	12 May '14	2,031	3,231	-
RBC Capital Markets	12 May '14	2,094	3,092	3,500
Santander GBM	01 Apr '14	1,866	2,877	3,552
Societe Generale	12 May '14	1,618	2,632	2,921
Undisclosed	27 May '14	2,106	3,324	3,773
Undisclosed	20 Jan '14	1,729	2,733	-
Undisclosed	19 May '14	1,932	3,252	3,931
Undisclosed	13 May '14	2,173	3,682	5,096
Undisclosed	12 May '14	1,800	3,410	4,080
Undisclosed	29 Apr '14	1,991	3,040	3,280
Undisclosed	25 Feb '14	1,350	2,190	3,015
Average		**1,877**	**2,921**	**3,469**
Median		**1,937**	**2,902**	**3,444**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

D.4 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for Societe Générale

Broker	Date	Net income (€m) 2014	2015	2016
Banco Sabadell	12 May '14	3,059	4,009	4,126
Bayerische Landesbank	08 Nov '13	3,234	-	-
Berenberg	07 Nov '13	2,734	2,949	3,541
CM CIC Securities	13 May '14	4,197	4,299	-
Deutsche Bank Research	14 May '14	2,761	3,885	4,289
Jefferies	06 Mar '14	3,567	4,144	4,689
Keefe Bruyette & Woods	12 May '14	3,118	4,257	4,689
Kepler Cheuvreux	30 May '14	2,808	3,928	4,353
Landesbank Baden-Württeml	05 Mar '14	3,482	4,178	-
Mainfirst Bank AG	13 May '14	2,962	4,594	5,023
Natixis	13 May '14	2,782	4,373	5,103
Nomura Research	12 May '14	2,724	4,083	4,665
Nord LB	04 Jun '14	3,100	4,100	-
Oddo Securities	12 May '14	3,915	4,445	4,856
RBC Capital Markets	30 May '14	2,977	3,152	4,188
Santander GBM	29 Apr '14	3,074	4,175	4,691
Undisclosed	03 Jun '14	3,186	3,556	4,091
Undisclosed	09 May '13	3,168	4,140	-
Undisclosed	02 Jun '14	2,863	4,107	4,471
Undisclosed	28 May '14	2,999	3,001	4,590
Undisclosed	19 May '14	2,796	3,444	4,192
Undisclosed	15 May '14	2,771	3,761	4,436
Undisclosed	07 May '14	2,736	3,934	4,493
Undisclosed	19 Mar '14	3,267	3,839	3,903
Average		**3,095**	**3,928**	**4,441**
Median		**3,029**	**4,083**	**4,471**

Selected analyst estimates for Nordea

Broker	Date	Net income (SEKm) 2014	2015	2016
ABG Sundal Collier	06 Jun '14	32,337	35,203	37,770
Alm Brand Markets	05 May '14	34,299	34,690	35,718
Arctic Securities	29 Apr '14	34,112	33,886	--
Berenberg	12 May '14	33,708	33,103	34,403
Danske Bank Markets	08 May '14	34,548	35,359	37,307
Deutsche Bank Research	29 Apr '14	30,957	35,445	36,987
DNB Markets	01 May '14	35,959	36,074	--
Evli Bank	03 Jun '14	35,178	36,780	38,711
Jyske Bank	07 May '14	35,527	34,743	36,482
Keefe Bruyette & Woods	29 Apr '14	30,857	34,530	36,624
Kepler Cheuvreux	12 May '14	32,554	34,156	36,837
Nomura Research	06 May '14	32,904	34,680	36,818
Nordea Equity Research	21 May '14	33,978	35,669	38,573
Pohjola (ESN Partnership)	26 May '14	34,228	35,319	--
RBC Capital Markets	03 Apr '14	31,133	35,518	--
SEB Equity Research	04 Jun '14	34,677	36,534	--
Societe Generale	29 Apr '14	32,036	34,412	36,534
SpareBank Markets	07 May '14	32,586	38,378	42,945
Undisclosed	28 May '14	35,869	39,574	43,126
Undisclosed	04 Apr '14	30,841	33,954	36,133
Undisclosed	01 May '14	34,223	36,901	39,693
Undisclosed	30 Apr '14	29,950	34,084	35,090
Undisclosed	30 Apr '14	32,683	35,112	37,078
Undisclosed	29 Apr '14	34,293	36,775	39,890
Undisclosed	29 Apr '14	30,912	32,698	34,838
Undisclosed	29 Apr '14	32,580	36,126	37,513
Undisclosed	22 Apr '14	30,855	33,834	36,366
Average		**33,103**	**35,316**	**37,520**
Median		**32,904**	**35,203**	**36,912**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

D.5 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for Credit Agricole

		Net income (€m)		
Broker	Date	2014	2015	2016
Berenberg	07 Nov '13	2,491	2,632	2,849
CM CIC Securities	04 Jun '14	2,861	3,532	-
Deutsche Bank Research	07 May '14	3,013	3,693	4,292
Jefferies	20 Mar '14	3,364	3,968	4,572
Keefe Bruyette & Woods	09 May '14	2,825	3,242	3,848
Kepler Cheuvreux	06 Jun '14	3,316	3,927	4,529
Landesbank Baden-Württeml	08 Mar '13	3,094	-	-
Mainfirst Bank AG	21 Mar '14	3,093	3,535	3,764
Natixis	07 May '14	3,132	3,826	4,280
Nomura Research	07 May '14	2,902	3,502	3,848
Oddo Securities	07 May '14	3,132	3,559	3,989
RBC Capital Markets	08 May '14	2,494	3,178	3,784
Santander GBM	24 Apr '14	2,819	3,516	3,752
Societe Generale	30 May '14	2,782	3,390	3,832
Undisclosed	15 May '14	2,642	3,193	3,532
Undisclosed	21 Feb '14	2,633	3,115	3,510
Undisclosed	09 May '14	2,905	3,483	3,973
Undisclosed	09 May '14	2,724	3,350	3,821
Undisclosed	07 May '14	2,803	3,655	3,908
Undisclosed	07 May '14	2,809	2,752	3,732
Undisclosed	15 Apr '14	2,294	3,194	4,120
Average		**2,863**	**3,412**	**3,891**
Median		**2,825**	**3,493**	**3,848**

Selected analyst estimates for Intesa Sanpaolo

		Net income (€m)		
Broker	Date	2014	2015	2016
Banca Akros (ESN Partnersh	23 May '14	1,901	2,450	-
Banco Sabadell	27 Mar '14	2,124	2,993	3,995
Bayerische Landesbank	13 Nov '13	1,621	-	-
Berenberg	29 Apr '14	1,159	1,566	2,239
Daiwa Securities Co. Ltd.	25 Jan '10	7,312	-	-
Deutsche Bank Research	15 May '14	2,084	3,278	3,975
Equita Sim	28 May '14	2,003	3,074	3,705
ICBPI	19 May '14	1,933	2,704	2,974
Intermonte Securities	21 May '14	2,391	3,451	4,075
Keefe Bruyette & Woods	15 May '14	2,192	2,933	3,639
Kepler Cheuvreux	28 Mar '14	1,969	2,825	3,671
Landesbank Baden-Württem	07 Apr '14	2,129	3,045	-
Mainfirst Bank AG	15 May '14	1,437	2,845	4,084
Natixis	15 May '14	1,701	2,817	3,814
Nomura Research	02 Jun '14	1,816	3,019	3,700
Nord LB	04 Jun '14	2,200	2,800	-
Oddo Securities	15 May '14	1,988	2,975	-
RBC Capital Markets	15 May '14	2,129	3,053	4,104
Santander GBM	19 Mar '14	1,564	2,493	3,404
Societe Generale	15 May '14	1,999	2,701	3,026
Undisclosed	28 May '14	2,135	3,275	4,026
Undisclosed	20 Jan '14	2,053	2,958	-
Undisclosed	15 May '14	1,500	2,575	3,120
Undisclosed	15 May '14	1,070	2,231	3,062
Undisclosed	29 Apr '14	2,295	3,260	4,038
Undisclosed	15 Apr '14	1,584	2,549	3,241
Undisclosed	31 Mar '14	2,266	3,444	4,158
Average		**2,183**	**2,835**	**3,600**
Median		**1,994**	**2,889**	**3,703**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014